Exhibit 99.1

INVENTIVA S.A.

A joint-stock company (société anonyme) with a share capital of 386,593.61euros

Registered office: 50, rue de Dijon, 21121 Daix, France

Dijon Trade and Companies Register 537 530 255

INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2021

Table of contents

1. Interim Financial Report		2
1.1.	General overview of activities	2
1.2.	Significant events in first-half 2021	2
1.3.	Recent events and prospects	5
1.4.	Risk factors	8
1.5.	Earnings analysis	9
1.6.	Analysis of the financial situation	15
2. Cash flow and equity		18
2.1.	Cash and cash equivalents	18
2.2.	Cash flow analysis	21
2.3.	Anticipated sources of funds	23
3. Interim condensed consolidated financial statements		24
Note 1. Company information		29
Note 2. Basis of preparation for the consolidated financial statements		32
Note 3. Accounting principles		34
Note 4. Notes to the consolidated balance sheet		36
Note 5. Notes to the income statement		49
Note 6. Other financial information		56

Definitions

In this half-yearly report (the Interim Financial Report), and unless otherwise specified, the terms Inventiva or the Company are taken to mean the company Inventiva S.A. with its registered office at 50, rue de Dijon, 21121 Daix, France, and which is listed with the Dijon Trade and Companies Register under number 537 530 255 and its subsidiary, 100% owned, Inventiva Inc. with its registered office at 10-34 44th Dr, Long Island, 11101 New York, USA, created in January 2021.

A glossary defining certain terms used in this Interim Financial Report is given in the 2020 Universal Registration Document (the 2020 Universal Registration Document).

Forward-looking information

This Interim Financial Report contains information about the Company’s objectives and development priorities. This information is sometimes identified by the usage of the future, the conditional or terms such as “consider”, “anticipate”, “think”, “aim”, “expect”, “understand”, “should”, “seek”, “estimate”, “believe”, “wish”, “can” or, where applicable, the negative form of these same terms, or any other variants or similar terminology. The reader’s attention is drawn to the fact that these objectives and development priorities are dependent on circumstances or facts that cannot be certain to occur or materialize. These objectives and development priorities are not historical data and should not be interpreted as a guarantee that the facts or data will occur, that the assumptions will be proven correct or that the objectives will be achieved. By their very nature, these objectives might not be achieved and any representations or information given in this Interim Financial Report may prove to be incorrect. The Company has no obligation whatsoever to update this information, subject to the applicable regulations and, in particular, the General Regulation of the French Financial Markets Authority (Autorité des marchés financiers – AMF).

Market and competitive position

This Interim Financial Report also contains information about the Company’s activities and the markets on which it operates. This information comes from studies or surveys carried out internally or externally. Other information contained in this Interim Financial Report is available to the general public. The Company considers that all of this information is reliable but it has not been verified by an independent expert. The Company cannot guarantee that a third party using different methods to gather, analyze or calculate market data would obtain the same results.

Rounding of figures

Certain figures (including data expressed in thousands or millions of euros or dollars) and the percentages presented in this Interim Financial Report have been rounded up or down. Accordingly, totals given may vary slightly from those obtained by adding the exact (unrounded) values of those same figures.

Abbreviations

Certain figures are given in thousands or millions of euros and are indicated as € thousand or € million respectively.

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1.	Interim Financial Report

1.1.	General overview of activities

Since the Company’s founding, most of its resources have gone into research and development (R&D), particularly in order to develop:

-	the lanifibranor clinical program in a Phase III NATIVE clinical study for patients suffering from non-alcoholic steatohepatitis (“NASH”), for which the positive results of Phase IIb were announced in June 2020 and Breakthrough Therapy and Fast Track designations were granted by the U.S. Food and Drug Administration ("FDA") in October 2020 and September 2019, respectively;
-	the odiparcil clinical program, for which the positive results of the Phase IIa clinical study in the treatment of type VI mucopolysaccharidoses, or MPS VI, were announced in December 2019 and the “Fast Track” designation was granted by the FDA in October 2020;
-	to a lesser extent, the Company’s pre-clinical product portfolio, notably in the field of oncology.

In November 2020, the Company decided to focus its clinical activities on the development of lanifibranor for the treatment of NASH. As part of this decision, the Company is considering any available options to optimize the development of odiparcil for the treatment of MPS VI treatment and, during this period, has suspended all MPS-related research and development activities.

These research and development activities are presented in further detail in Chapter 1 Business activities and markets of the 2020 Universal Registration Document.

Changes in research and development costs are detailed in section 1.5.2 “Operating expenses” below.

1.2.	Significant events in first-half 2021

1.2.1.	Operations and product portfolio

The 2020 Universal Registration Document describes the Company’s main clinical and pre-clinical programs. The significant events linked to the programs that took place in the first six months of 2021 are as follows:

Lanifibranor

Design of its Phase III clinical study with lanifibranor in NASH

On January 5, 2021, the Company has announced the details of the Phase III clinical trial with its lead drug candidate lanifibranor for the treatment of NASH following the end-of-phase II meeting with the FDA and the receipt of the Scientific Advice letter from the European Medicines Agency (“EMA”) . The phase III trial design and clinical strategy have been discussed with both regulatory authorities and the following key points can be confirmed:

-	Seeking of U.S. accelerated approval and EU conditional approval for lanifibranor to be based on a 72-week histology analysis;
-	Use of a primary composite endpoint combining NASH resolution and fibrosis improvement;
-	Adequacy of long-term use to be established after 72 weeks.

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Named NATiVE3 (“NASH lanifibranor Phase 3 trial”), the planned trial has been designed as a double-blind, placebo-controlled global pivotal Phase III clinical trial to assess the potential benefit of lanifibranor treatment on liver-related clinical outcomes. Patents will be randomized 1:1:1 to receive lanifibranor (800mg once daily or 1200mg once daily) or a placebo.

The trial will remain blinded after the pre-specified histological analysis and continue in a total of approximately 2,000 patients until the occurrence of a pre-specified number of adverse liver-related clinical events, including progression to cirrhosis. The trial will be completed on a post-marketing basis in the event that accelerated (U.S.) / conditional (EU) approval is received. Statistical powering of 90% was considered for the sample size calculations of the Phase III clinical trial.

The trial preparations are progressing according to schedule and have been initiated in the first half of 2021.

Collaboration to develop non-invasive biomarkers with Professor Jérôme Boursier, M.D., Ph.D

On February 25, 2021, the Company announced a collaboration in the field of NASH biomarkers with Professor Jérôme Boursier, M.D., Ph.D, Professor of Medicine at the Faculty of Medicine of Angers University. The objective of the collaboration is to develop one or several biomarkers or a composite biomarker score to identify patients responding to lanifibranor with regards to NASH resolution and fibrosis improvement.

The database from the Company’s NATIVE Phase IIb clinical trial evaluating lanifibranor for the treatment of NASH will be used as a first validation dataset. The selected biomarkers composite score would then be validated during the upcoming NATiV3 Phase III clinical trial.

Collaboration with AbbVie in auto-immune diseases

On May 12, 2021, the Company announced the further development of its partnership with AbbVie in auto-immune diseases.

Cedirogant, a clinical stage RORγ inverse agonist co-discovered by the Company with potential in several auto-immune diseases, demonstrated promising activity as an oral psoriasis agent during a Phase Ib clinical trial led by AbbVie. Following these results, AbbVie has decided to move the drug candidate into a Phase IIb dose-ranging study, planned to be initiated in the second half of 2021.

As part of this collaboration, Inventiva is eligible to receive development, regulatory and commercial milestone payments as well as royalty payments. As such, the Company expects to receive another milestone payment upon the initiation by AbbVie of the Phase IIb clinical trial with cedirogant.

1.2.2.	Other events

Guarantee given to the tax authorities

On January 6, 2021, following the favorable response of the tax authorities to the request for a stay of payment of the payroll tax for fiscal years 2016 and 2017, the Company entered into a guarantee, in the form of a bank guarantee from Crédit Agricole, in the amount of €1.0 million (see notes 4.9 “Provisions” and 4.11 “Other current liabilities”).

Tax audit for payroll taxes for fiscal years 2013 to 2015

On January 25, 2021 the Administrative Court of Dijon informed the Company of the dismissal of the contentious claim regarding the amounts claimed for the fiscal years 2013, 2014 and 2015. Abbott led the defense strategy under the existing agreements and decided not to conduct the appeal procedure with the Administrative Court of Lyon (Tribunal Administratif de Lyon). Furthermore, the Company decided not to conduct the appeal process itself.

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On February 10, 2021 the Company requested the payment from Abbott of the €2.0 million corresponding to the maximum amount covered by the indemnity under the Additional Agreement. The entire payment was received during the first quarter of 2021 (see note 4.5 “Trade receivables and other current assets”).

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million. On June 9, 2021, in agreement with the French tax authorities, the Company paid €1.8 million, including €1.3 million by offsetting VAT credit receivables. As a result, the Company made the settlement of €0.5 million (see notes 4.9. “Provisions” and 4.11 “Other current liabilities”).

On August 9, 2021, following this payment, the tax authorities informed the Company of the release of a part of the bank guarantee provided in 2019 and 2020 for an amount of €1.6 million, corresponding to the portion with regard to payroll taxes. Consequently, Crédit Agricole accepts the lifting of the pledge over cash for €1.0 million.

Capital increase

New Long-Term Incentive Plan (“LTI Plan”)

On April 16, 2021, the Board of Directors of the Company approved the allocation of an LTI plan, which is detailed as follows:

•	a total of 600,000 founder share warrants (BSPCE 2021) for the benefit of Mr. Frédéric Cren and Mr. Pierre Broqua as corporate officers of the Company;
•	a total of 466,000 bonus share awards (AGA 2021) to certain Company’s employees; and
•	a total of 50,000 share warrants (BSA 2021) for the benefit of ISLS Consulting and David Nikodem, service providers of the Company.

Characteristics of the new plans, the movements as well as the accounting impact of share-based payments are described in Note 4.7 “Shareholders’ equity”.

Payments received from the Research Tax Credit (“CIR”)

On June 30, 2021, the Company received the entire CIR for the fiscal year 2020, totaling €4.2 million and corrective claims for additional reimbursements of CIR with regard to the years from 2016 to 2019 for a total amount of €3.8 million, requested by the Company following the decision of the Council of State in July 2020 on the eligibility of subcontracting expenses.

Unwinding of the three forward contracts for a total amount of $60 million

The three foreign currency forward contracts for a total amount of USD 60 million, contracted by the Company in 2020, aimed to protect Company’s activity against exchange rate fluctuations between the euro and the dollar (see note 6.2 “Commitments related to financing activities”), expired on May 14, 2021.

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Creation of Inventiva U.S. subsidiary, Inventiva Inc.

Inventiva Inc. was incorporated in the state of New Jersey on January 5, 2021. Inventiva owns 100% of the stock of its U.S. affiliate. Inventiva Inc. will act as service provider for its parent company in the United States, including in connection with the Phase III clinical trial for lanifibranor, for which preparations have been initiated in the first half of 2021. The affiliate started its operations at the end of the first quarter of 2021 with the recruitment of its first employees and in particular the Chief Medical Officer (“CMO”), employee of Inventiva Inc. since April 2021.

As of March 31, 2021, the Company’s financial statements were supplemented for the first time, by consolidation of the 100% held U.S. subsidiary.

Impact of the COVID-19 pandemic

As of the date of issuance of these unaudited interim condensed consolidated financial statements, the Covid-19 pandemic did not impact significantly the Company’s business activities, financial position and operating results.

At the date of issuance of these unaudited interim condensed consolidated financial statements, the Company was not aware of any specific events or circumstances that would require it to update its estimates, assumptions and judgments or to revise the carrying amounts of its assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the interim financial statements as soon as the Company becomes aware of the new events or the additional information. Actual results may differ from the estimates and any differences may be material for the financial statements.

1.3.	Recent events and prospects

Lanifibranor

Initiation of its pivotal Phase III clinical trial evaluating lanifibranor in NASH

On September 8, 2021, the Company announced the initiation of its NATiV3 Phase III clinical trial evaluating lanifibranor for the treatment of NASH. The first clinical trial sites have been activated in the United States and first patients have been screened. In addition, more than 330 sites across 25 countries have already been qualified, of which more than a third is located in the United States.

The clinical trial includes two parts: a 72-week treatment of approximately 900 patients to assess the effect of lanifibranor on the primary composite endpoint of NASH resolution and fibrosis improvement of at least one stage and on the key secondary endpoints of NASH resolution with no worsening of fibrosis, and improvement of fibrosis with no worsening of NASH (part 1). Following part 1, the trial will remain blinded and continue in approximately 2,000 patients to evaluate the effect of lanifibranor on delaying NASH disease progression, measured by a composite endpoint that includes progression to cirrhosis, liver-related clinical outcome events, and all-cause death, as compared to the placebo control arm (part 2).

The primary composite endpoint of part 1 of the NATiV3 Phase III clinical trial is identical to the composite efficacy endpoint used in Inventiva’s NATIVE Phase IIb clinical trial which was met by both lanifibranor doses with statistical significance, including in NASH patients with F2/F3 fibrosis and NASH patients with type 2 diabetes (T2DM).

The last visit of the last patient enrolled in part 1 of the NATiV3 Phase III clinical trial is planned for the first half of 2024, with the publication of the topline results of part 1 of the trial expected for the second half of 2024.

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If part 1 of the NATiV3 trial is successful, Inventiva intends to seek accelerated approval in the United States and conditional approval in the EU for lanifibranor. The study will also provide a comprehensive safety data set to evaluate, in combination with the therapeutic efficacy data, the benefit/risk ratio of lanifibranor therapy as the basis for full regulatory approval in both the United States and the EU following completion of part 2 of the trial.

Major recruitments to accelerate the development of lanifibranor in NASH

On September 16, 2021, the Company announced a series of recruitments with a view to accelerate the development of its lead drug candidate lanifibranor for the treatment of NASH.

The complementary profiles of the new arrivals will allow Inventiva to strengthen its expertise in clinical operations and drug development while reinforcing its core corporate functions.

Following the opening of Inventiva’s subsidiary in the United States in January 2021, these recruitments will further expand the Company’s footprint in this key geography and consolidate its presence in France.

-	Recruitments – Clinical operations and medical team

Alice Roudot-Ketelers, PharmD, joins the Company as Vice President Clinical Operations and Pharmaceutical Development and member of its Executive Committee in France, leading and overseeing the Company’s global clinical and pharmaceutical development activities, particularly focusing on the development of lanifibranor and the recently launched pivotal NATiV3 Phase III clinical trial in NASH.

Jean-Paul Dutertre, MD, joins the Company as Head of Pharmacovigilance in France, leading Inventiva’s pharmacovigilance activities with a focus on lanifibranor.

Sanjay Patel, MD, joins Inventiva in the role of Medical Director, with a proven expertise in diabetes and orphan diseases. Based in the United Kingdom, he reinforces Inventiva’s clinical team to support the development of lanifibranor for the treatment of NASH.

Gerardo Rodriguez, MD, PhD, joins Inventiva as Senior Medical Director, based in the United States. co-leading the Company’s pivotal Phase III clinical study with lanifibranor in NASH.

Joseph Covino, BS, joins the Company as Senior Director Clinical Operations to lead Inventiva’s clinical operations in the Unites States, with a primary focus on the Phase III clinical trial with lanifibranor.

-	Recruitments – Corporate functions

Eric Duranson, LLM, joins Inventiva in the role of General Counsel and as member of its Executive Committee, based in France, focusing on the acceleration of the Company’s strategy and further expansion.

Pascaline Clerc, PhD, joins the Company as Vice President Global External Affairs to lead Inventiva’s corporate and strategic communications, patient advocacy and stakeholder engagement to support the development of its pipeline, with a primary focus on lanifibranor and NASH.

Collaboration with AbbVie in auto-immune diseases

Design of Cedirogant Phase IIb published by AbbVie

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On September 14, 2021, AbbVie published its design of Cedirogant Phase IIb, multicenter, randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety and efficacy of cedirogant (ex-ABBV 157) in Adult Participants with Moderate to Severe Psoriasis on the site of clinicaltrials.gov (NCT05044234). The study will enroll approximately 200 adult participants in approximately 45 sites. Participants will receive oral daily doses of cedirogant or placebo capsules for 16 weeks. The primary endpoint will be the percentage of participants achieving >=75% reduction from baseline in Psoriasis Area Severity Index (PASI) score (PASI 75) . The trial is expected to start in November 2021 and be completed in March 2023.

Odiparcil in mucopolysaccharidosis type VI (MPS VI)

On September 20, 2021, the Company announced his decision to continue to review all available options to optimize the development of its second clinical-stage asset odiparcil for the treatment of MPS VI. All MPS-related R&D activities remain on hold pending the outcome of this review process, now expected to conclude in 2022 rather than in the second half of 2021 as previously anticipated.

Other significant events

Implementation of an At-The-Market program in the United States

On August 2, 2021, the Company announced the implementation of an At-The-Market (“ATM”) program allowing the Company to issue and sell, including with unsolicited investors who have expressed an interest, ordinary shares in the form of American Depositary Shares (“ADSs”), each ADS representing one ordinary share of Inventiva, with aggregate gross sales proceeds of up to $100 million (subject to a regulatory limit of 20% dilution and within the limits of the investors' requests expressed in the context of the program), from time to time, pursuant to the terms of a sale agreement with Jefferies LLC, acting as sales agent. The timing of any issuances in the form of ADSs will depend on variety of factors and in particular on investor demand. The ATM program will be effective until August 2, 2024, unless terminated prior to such date in accordance with the sale agreement or the maximum number of ADSs to be sold thereunder has been reached.

The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its product candidates, and for working capital and general corporate purposes.

The ADSs and the underlying ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) and pursuant to the 20th resolution adopted by the annual general meeting of shareholders held on April 16, 2021 (or any substitute resolutions, adopted from time to time). The new shares issuance price is likely to change depending on market conditions and other factors when determining the considered capital increase price.

Only eligible investors defined in the 20th resolution adopted by the annual general meeting of shareholders held on April 16, 2021 (or any similar resolutions that may be substituted to them in the future) would subscribe to ADSs of the ATM program.

The new ordinary shares will be admitted to trading on the regulated market of Euronext in Paris and the issued ADSs will trade on the Nasdaq Global Market.

During the term of the ATM program, the Company will include in the publication of its quarterly results information about its use of the program during the preceding quarter and will also provide an update after each capital increase on a dedicated location on its corporate website in order to inform investors about the main features of each issue that may be completed under the ATM program from time to time.

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Key expected milestones

-	Initiation by AbbVie of a Phase IIb clinical trial with cedirogant – expected in November 2021;
-	Publication of the results of the Phase II clinical trial evaluating lanifibranor for the treatment of Non-Alcoholic Fatty Liver Disease (NAFLD) in patients with type 2 diabetes (T2DM) conducted by Professor Cusi – planned for the first half of 2022; and
-	Strategy update on the development of odiparcil – planned for 2022 vs the second half of 2021

1.4.	Risk factors

The Company conducted a review of the risks that could have a material adverse effect on the Company, its business, financial position, results or ability to achieve its objectives, and considers that there are no other material risks apart from those presented in Chapter 2 of its 2020 Universal Registration Document with the exception of liquidity risk and foreign exchange risk, which are updated as follows:

Liquidity risk: the Company believes that it has sufficient funding to finance its activities through the third quarter of 2022

As of June 30, 2021, the Company's cash and cash equivalents amounted to €93.6 million. Since its creation in October 2011, the Company has made significant investments, financed in particular by (i) the exceptional subsidy of €96 million in the form of quarterly payments granted by Abbott in 2012 and which expired in 2017, (ii) the revenue generated by the AbbVie Partnership, and (iii) the reimbursement of French research tax credit receivables.

As of June 30, 2021, the Company does not consider itself exposed to a liquidity risk in the coming 12 months. The Company's cash and cash equivalents amounted to €93.6 million is sufficient to finance its activities through the third quarter of 2022 as published in the press release of financial results for the first half of 2021 on May 12, 2021, which adjusted fourth quarter of 2022 previously announced in the Universal Registration Document 2020. After this date, the Company may be unable to finance its growth itself and will need to strengthen its equity or find additional financing for its development. The implementation and terms and conditions of new financing will depend on factors, particularly economic and market ones, over which the Company has no control. This new financing could take the form of bank or bond financing which would then affect the Company’s financial structure, or a capital increase, with the ensuing share dilution.

Foreign exchange risk

On July 15, 2020, the Company closed its initial public offering (“IPO”) on the Nasdaq Global Market for aggregate gross proceeds of USD 107.7 million. The nature of the company exposure to the foreign exchange risk has changed as a significant part of its liquidity are denominated in US dollars.

The Company decided not to immediately convert the entire cash obtained through the capital increase into euros, as some of that cash will be used to cover expenses denominated in US dollars over the coming years. Nevertheless, the Company incurs the majority of its expenses in euros and some of its USD cash resources may therefore have to be converted into euros in order to meet its business needs, thereby exposing the Company to foreign exchange risk.

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At June 30, 2021, all the short-term deposits accounts and the foreign currency forward contracts have expired. They have been reclassified as cash and cash equivalents in the balance sheet.

However, the Company has taken the appropriate steps to ensure that hedging instruments can be put in place at any time to protect its activities against exchange rate fluctuations, whenever it deems necessary and in accordance with its investment policy.

The table below shows, at June 30, 2021, the sensitivity analysis of the Company's assets denominated in U.S. Dollar under the reasonable assumption of a variation of 5% based on the exchange rate at the closing date, to which the Company is exposed:

As per June 30, 2021 – in thousands of euros	Fair value	Impact of a 5% variation
Cash and cash equivalents denominated in U.S. dollars	25,743	(1,226)

1.5.	Earnings analysis

1.5.1.	Revenue and other income

Operating income In thousands of euros	First-half 2021	First-half 2020
Revenue	139	161
Total revenue	139	161
CIR research tax credit	1,849	1,597
Subsidies	3	-
Other	156	10
Other income	2,009	1,607
Total revenue and other income	2,147	1,768

Revenue

In the first-half of 2021, revenue remains stable compared to the first half of 2020.

As part of its collaboration with AbbVie in auto-immune diseases, Inventiva is eligible to receive development, regulatory and commercial milestone payments as well as royalty payments. As such, the Company expects to receive another milestone payment upon the initiation by AbbVie of the Phase IIb clinical trial with cedirogant before the end of 2021.

Other income

Other income increased of €0.4 million or 25% compared to the first semester 2020. This increase is essentially due to the increase of research tax credit (CIR) resulting from the increase in research and development activities for lanifibranor for the treatment of NASH in the first half of 2021.

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1.5.2.	Operating expenses

Operating expenses In thousands of euros	First-half 2021	First-half 2020
Research and development expenses	(19,109)	(12,574)
Marketing – Business development expenses	(258)	(123)
General and administrative expenses	(5,779)	(3,383)
Total operating expenses	(25,146)	(16,079)

The increase in operating expenses of €9.1 million, or 56% compared to the first half of 2020 is mainly driven by the increase in research and development expenses of €6.5 million and general and administrative expenses of €2.4 million (see note 1.6.2.1 “Research and development expenses” below).

1.5.2.1.	Research and development expenses

Research and development expenses for the six months ended June 30, 2021 break down as follows:

Research and development expenses In thousands of euros	First-half 2021	First-half 2020
Disposables	(714)	(564)
Energy and liquids	(304)	(280)
Patents	(296)	(161)
Studies	(11,742)	(6,165)
Maintenance	(459)	(362)
Fees	(93)	(113)
IT systems	(362)	(275)
Personnel costs	(4,389)	(3,917)
Depreciation, amortization and provisions	(375)	(425)
Other research and development costs	(374)	(311)
Total research and development expenses	(19,109)	(12,574)

The €6.5 million (52%) increase in research and development expenses was primarily driven by:

-	a €5.6 million increase in spending on studies in the research and development phase, particularly for lanifibranor; and
-	a €0.5 million increase in personnel costs mainly due to the launch of the activities of the subsidiary Inventiva Inc. and the strengthening of the clinical and pharmaceutical development team in France.

Lanifibranor

Study-related expenses for lanifibranor development increased by €7.0 million compared with first-half 2020, totaling €11.2 million in the first-half 2021.

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In line with previous periods, costs relating to lanifibranor development in first-half 2021 break down into two main categories:

(i)	activities related to clinical studies, mainly including the preparation of the Phase III study, Phase I studies and a Phase II study in the NAFLD conducted by Professor Cusi; and
(ii)	development activities, mainly including pharmaceutical development, preclinical pharmacology and toxicology studies in animals and “regulatory consulting”.

Costs linked to clinical study activities included, in particular, the following developments over the period:

Treatments for NASH

-	Costs linked to the Phase III study preparation with the finalization of the protocol, the statistical analysis plan and the Informed Consent Form (“ICF”), as well as the qualification/selection of investigator sites, and the initial expenses related to the first packaging campaigns for the treatment units;
-	Costs related to the NATIVE study, whose last patient left the study on March 16, 2020, corresponding to the final Trial Master File (“TMF”) activities, statistics, writing of the study report and closing of the investigator sites as well as biomarker analysis; and
-	Costs linked to the recruitment of the first patients for Professor Cusi’s study in NAFLD.

Phase I studies

-	Implementation of the “TQT” study which is intended to assess the impact of the molecule on cardiac repolarization, including finalization of the protocol, development of the electronic Case Report Form (“eCRF”) and study designs, investigator site initiation, regulatory submissions, and enrollment of the first healthy volunteers under the CRO contract with Spaulding Clinical Research, biomarker analyses, secondary packaging and pharmacovigilance.
-	Residual costs correspond to the initiation of the Hepatic Impairment study with Synhéos under a CRO contract, the initiation of the Drug Interaction study.

Phase II FASST study was archived and closed.

Development costs in first-half 2021 related primarily to:

-	pharmaceutical development consisting mainly of the pursuit of the optimization activities of the IVA337 active ingredient synthesis and its analytical methods, the orders of raw materials for the manufacturing of the active ingredient batches and the manufacturing of the 140kg cGMP batch for phase III;
-	manufacture of the first 2 clinical batch campaigns with Delpharm and finalization of the work on the scale-up of the finished product;
-	regulatory and quality advice from clinical, statistical, quality assurance, scientific and clinical operations experts to enable the Company to conduct its development program in line with quality standards and regulatory requirements; and
-	the continuation of in vitro studies on animals through collaboration with recognized experts in therapeutic indications in order to improve knowledge of the effects of lanifibranor and its mechanism of action.

Odiparcil

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The Company has not incurred any expenses in the first half of 2021 in the project Odiparcil compared to €2.9 million in the first half of 2020. This decrease is explained by the Company's strategic decision to suspend all MPS-related R&D activities in order to focus its clinical efforts on the development of Phase III clinical study of lanifibranor for the treatment of NASH.

YAP-TEAD

Study-related expenses for the YAP-TEAD project decreased by €0.1 million (25%) compared to first-half 2020, totaling €0.3 million in first-half 2021.

Costs incurred during the first half of 2020 mainly related to the optimization of studies and pre-clinical collaboration and included:

-	biological and pharmacological studies (in vivo xenograft and orthotopic models);
-	Study initiation on compound affinity to transporters;
-	medicinal chemistry studies (Computer Aided Drug Design (CADD), structural chemistry, synthesis and binding); and
-	consulting fees.

1.5.2.2.	Marketing and business development expenses

Marketing and business development expenses break down as follows:

Marketing – Business development In thousands of euros	First-half 2021	First-half 2020
Fees	(150)	-
IT systems	(5)	(4)
Personnel costs	(100)	(109)
Other operating expenses	(4)	(9)
Total marketing and business development expenses	(258)	(123)

Marketing and business development expenses increased by €0.1 million compared to the first half of 2020 are mainly explained by consulting fees on the Company's marketing strategy during the period, in particular concerning the options for developing the odiparcil program.

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1.5.2.3.	General and administrative expenses

General and administrative expenses are mainly composed of administrative staff costs, support costs (mainly consisting of security costs, taxes and various rentals), non-scientific IT costs and consulting fees.

General and administrative expenses break down as follows:

General and administrative expenses In thousands of euros	First-half 2021	First-half 2020
Consulting fees	(1,652)	(710)
IT systems	(26)	(24)
Support costs (including taxes)	(452)	(235)
Personnel costs	(1,736)	(1,515)
Depreciation, amortization and provisions	(79)	(91)
Insurance	(1,078)	(135)
Other general and administrative expenses	(756)	(673)
Total general and administrative expenses	(5,779)	(3,383)

General and administrative expenses increased by €2.4 million (71%) compared with the first-half 2020, mainly as a result of the increase in insurance costs of €0.9 million and consulting fees of €0.9 million compared to the first half of 2020. These changes are mainly due to:

-	additional structural costs resulting from the double listing of the Company in order to meet regulatory requirements, in particular financial communication, legal compliance and various advice on financial projection;
-	additional insurance costs incurred in connection with the IPO on the Nasdaq Global Market, intended to cover risks on the Company's Directors & Officers;
-	fees related to the new Long-Term Incentive Plan (LTI plan); and
-	fees related to the creation of the subsidiary Inventiva Inc. in January 2021, involving the nomination of a second statutory auditors.

1.5.3.	Other operating income and expenses

Other operating income and expenses break down as follows:

Other operating income and expenses In thousands of euros	First-half 2021	First-half 2020
Other operating income	341	-
Other operating expenses	(948)	(1,354)
Other operating income and expenses	(607)	(1,354)

For the first half of 2021, other operating income and expenses mainly comprise:

-	Insurance costs related to the "Public Offering of Securities Insurance", aimed at covering the risks related to the Company’s initial public offering on the Nasdaq Global Market in July 2020 for €0.8 million; and
13

-	€0.3 million reversal of the full impairment of the carry back receivable recorded at December 31, 2020. An income tax for the same amount is recognized in the first half of 2021. Consequently, the net impact in the consolidated income statement is nil.

In the first half of 2020, other operating expenses mainly comprised the transaction costs linked to the initial public offering on the Nasdaq Global Market in an amount of €1.3 million, which could not be deducted from the issue premium.

The expenses related to several transactions in connection with the Company's equity (initial public offering and capital increase) are recognized separately. Concerning the initial public offering, the expenses relating to the new shares offered are deducted from the issue premium, while the expenses relating to existing shares are recognized as transaction costs. Accordingly, the amount of the transaction costs is determined after taking into account the final impact of the initial public offering on the Nasdaq Global Market.

1.5.4.	Financial income and expenses

Financial income and expenses break down as follows:

Financial income and expenses In thousands of euros	First-half 2021	First-half 2020
Income from cash equivalents	11	20
Foreign exchange gains	2,967	27
Total financial income	2,978	48
Interest cost	(48)	(16)
Foreign exchange losses	(1,453)	(22)
Losses on fair value variation	(651)	-
Other financial expenses	(2)	(4)
Total financial expenses	(2,154)	(41)
Net financial income	824	6

Financial income increased by €0.8 million compared to the first half of 2020. This increase is mainly due to:

-	foreign exchange gains generated by bank accounts in foreign currency for €3.0 million, which are explained by the appreciation of the U.S. dollar against the euro during the period; partially offset by;
-	foreign exchange losses resulting from the unfavorable position of the foreign currency term deposit contracts at the maturity date for €1.5 million; and
-	losses from changes in fair value resulting from the unwinding of three foreign currency forward contracts for €0.7 million (see notes 6.2 “Commitments related to financing activities”).

14

1.5.5.	Income tax

In accordance with IAS 34, the income tax recognized in the financial statements for each interim period is adjusted based on a best estimate calculated by applying the expected weighted average tax rate for the entire year.

Current taxes

In first-half 2021 and 2020, the Company recorded a tax loss, so no current taxes were recognized.

Deferred taxes

As recovery of deferred taxes in future periods was considered unlikely due to the uncertainty inherent to the Company’s activity, no deferred tax assets were recognized at June 30, 2021 or at June 30, 2020.

1.5.6.	Net loss for the period

Inventiva recorded a net loss of €23.1 million in first half 2021 versus a loss of €15.7 million in first-half 2020, which was an increase of €7.5 million year over year.

1.6.	Analysis of the financial situation

1.6.1.	Non-current assets

Non-current assets consist of:

-	other non-current assets mainly comprising pledged term accounts (see notes 4.3 “Other non-current assets” and 6.1 “Commitments related to operational activities”);
-	property, plant and equipment, mainly comprising assets acquired on the incorporation of the Company; and
-	intangible assets, mainly comprising the compound and software library.

Non-current assets	June 30, 2021	Dec. 31, 2020
In thousands of euros
Intangible assets	827	935
Property, plant and equipment	3,116	3,282
Other non-current assets	3,443	1,706
Total non-current assets	7,385	5,923

Non-current assets increased by €1.5 million (25%) compared to December 31, 2020.

This was mainly attributable to:

-	the €1.7 million increase in connection with a bank guarantee given by the Company to the tax authorities in respect of the payroll tax for 2016 and 2017 for €1.0 million and an advance payment to the supplier PRA under the CRO contract for €0.7 million. (see note 4.3 “Other non-current assets”); partially offset by
15

-	the €0.3 million decrease in the net value of intangible and tangible fixed assets mainly due to the annual depreciation and amortization (see notes 4.1 “Intangible assets” and 4.2 “Property, plant and equipment”).

1.6.2.	Current assets

Current assets	June 30, 2021	Dec. 31, 2020
In thousands of euros
Inventories	434	320
Trade receivables	7	48
Tax receivables	2,920	9,028
Other current assets	12,835	17,914
Cash and cash equivalents	93,633	105,687
Total current assets	109,828	132,997

Current assets decreased by €23,2 million (17%) compared to December 31, 2020.

This was mainly attributable to:

-	the €12.1 million (11%) decrease in cash and cash equivalents related to the Company’s activity (see section 2 Cash flow and equity of this Interim Financial Report);
-	the €6.1 million (68%) decrease in tax receivables linked, on the one hand, to the settlement of 2020 CIR and corrective claims for additional reimbursements with regard to the years from 2016 to 2019 and, on the other hand, to CIR receivables in respect of the current period 2021 for €1.5 million; and
-	the €5.1 million decrease in other receivables, mainly due to:
o	a decrease in short-term deposit accounts and foreign currency forwards for €7.3 million and €1.8 million respectively, following the unwinding of those contracts in the first semester of 2021;
o	a decrease in accrued income for €1.9 million mainly due to the Abbott’s settlement received in the first quarter of 2021; partially offset by,
o	an increase in prepaid expenses for €6.9 million, mainly corresponding to study costs incurred under the CRO contracts with third parties.

(see note 4.5 “Trade receivables and other current assets”).

1.6.3.	Shareholders’ equity

Shareholders’ equity	June 30, 2021	Dec. 31, 2020
In thousands of euros
Share capital	387	386
Premiums related to share capital	139,668	139,668
Net loss for the period	(23,136)	(33,619)
Reserves	(28,393)	4,777
Currency translation reserves	(5)	-
Total shareholders' equity	88,520	111,211

16

Shareholders’ equity decreased by €22.7 million, or 20%, compared to December 31, 2020. This change is mainly due to net loss for the current period.

Changes in shareholders’ equity during the first six months of 2021 are described in further detail in Note 4.7 “Shareholders’ equity” in section 3 Interim condensed consolidated financial statements of this Interim Financial Report and also in section 2 Cash flow and equity of this Interim Financial Report.

1.6.4.	Non-current liabilities

Non-current liabilities	June 30, 2021	Dec. 31, 2020
In thousands of euros
Long-term debt	10,079	10,037
Long-term provisions	2,377	2,377
Provisions for retirement benefit obligations	1,367	1,385
Total non-current liabilities	13,824	13,800

Non-current liabilities remain stable compared to December 31, 2020 (see notes 4.8 “Financial debt” and 4.10 “Provisions for retirement benefit obligations”).

1.6.5.	Current liabilities

Current liabilities	June 30, 2021	Dec. 31, 2020
In thousands of euros
Short-term debt	14	18
Short-term provisions	164	130
Trade payables	10,185	6,923
Other current liabilities	4,507	6,838
Total current liabilities	14,869	13,908

Current liabilities increased by €1.0 million (7%) compared with December 31, 2020. This change is mainly due to the increase in trade payables for €3.3 million and partially offset by the decrease in other current liabilities due to the settlement of amounts due to the tax authorities in respect of payroll tax for the period from 2013 to 2015 for €1.8 million, carried out by the Company on June 9, 2021 (see notes 1.2 “Significant events in first-half 2021” and 4.11 “Trade payables and other current liabilities”).

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2.	Cash flow and equity

This section analyses the Company’s shareholders’ equity, cash position and sources of funding for the first half ended June 30, 2021 and the financial year ended December 31, 2020.

2.1.	Cash and cash equivalents

Net cash and cash equivalents	June 30, 2021	Dec. 31, 2020
In thousands of euros
Other cash equivalents	10,955	12,001
Cash at bank and at hand	82,678	93,686
Cash and cash equivalents	93,633	105,687

As of June 30, 2021, cash and cash equivalents amounted to €93.6 million compared to €105.7 million as of December 31, 2020 with a decrease of €12.1 million, or 11%, mainly related to the Company's ongoing research activities, in particular the Phase III study with lanifibranor for the treatment of NASH and, to a lesser extent, to the constitution of the bank guarantee to the tax authorities in respect of the payroll tax for 2016 and 2017 in January 2021 for €1.0 million (see note 1.6.1 “Non-current assets”).

Cash at hand and marketable securities held by the Company are essentially invested in short-term deposit accounts that are readily convertible into known amounts of cash.

Cash at hand and marketable securities are used to finance the Company's activities, in particular its R&D costs.

After deducting debt, the Company has a net cash surplus. Borrowings are set out in section 2.1.2 Financing from bank loans below.

Analysis of debt	June 30, 2021	Dec. 31, 2020
In thousands of euros
Cash and cash equivalents	(93,633)	(105,687)
Current financial liabilities(1)	14	18
Current debt (A)	14	18
Non-current financial liabilities(1)	10,079	10,037
Non-current debt (B)	10,079	10,037
Total debt (A) + (B)	10,094	10,055
Net debt	(83,540)	(95,632)
(1)	Including accrued interests payable on loans

There are no restrictions on the use of the Company’s cash resources.

With the exception of pledges over cash recognized in other non-current assets for a total amount of €2.7 million as of June 30, 2021, the Company is not faced with any restriction on the availability of its cash.

2.1.1.	Equity financing

At June 30, 2021, the Company’s share capital increased by €0.3 thousand compared to December 31, 2020, up to €387 thousand. This increase is linked to the granting of free share awards granted to the Company’s employees on June 28, 2021, resulting in the issue of 29,100 new ordinary shares, representing an increase in nominal value of €291.

18

In the first half of 2021, no fundraising was carried out.

The capital increases carried out by the Company prior to January 1, 2020 have been its main source of financing since its creation (see section 4.5 “Cash flow and equity” of the Universal Registration Document 2020).

2.1.2.	Financing from bank loans

Analysis of debt	Debt carried on the balance sheet at Jan. 1, 2021	Proceeds (+)	Repayments (-)	Debt carried on the balance sheet at June 30, 2021
In thousands of euros
Société Générale 2015	13	-	(13)	-
Lease liabilities	2	22	(5)	18
PGE SG 2020 (state-guaranteed)	3,339	-	-	3,339
PGE BPI France 2020 (state-guaranteed)	3,300	-	-	3,300
PGE CA 2020 (state-guaranteed)	3,339	-	-	3,339
Other(1)	62	35	-	97
Total	10,055	57	(18)	10,093
(1)	Including accrued interests payable on loans

The Company has concluded four separate loans:

-	a loan of €254 thousand with a fixed annual interest rate of 0.90% and constant repayment over 60 months concluded on September 24, 2015 with Société Générale. The loan is fully repaid in the first half of 2021.
-	a loan of €3,3 million at a fixed rate of 0.25% in the form of a State Guaranteed Loan (PGE) concluded on May 12, 2020 with Société Générale for an initial term of 12 months. In accordance with the measures put in place by the French State in the context of the health crisis linked to COVID-19, the Company has decided to extend the franchise period until September 2022. The amendment was signed on May 12, 2021 and stipulates that the capital repayment will be spread over four years starting in September 2022 with a revised annual interest rate of 0.58%.
-	a loan of €3,3 million at a fixed rate of 2.35% in the form of a State Guaranteed Loan (PGE) signed on May 18, 2020 with BPI for an initial term of 12 months. In accordance with the measures put in place by the French State in the context of the health crisis linked to COVID-19, the Company has decided to extend the grace period until September 2022. The amendment was signed on March 30, 2021 and stipulates that the capital repayment will be spread over four years starting in September 2022 with a revised annual interest rate of 3.35%.
-	a loan of €3,3 million at a fixed rate of 0.00% in the form of a State Guaranteed Loan (SGL) signed on May 19, 2020 with Crédit Agricole for an initial term of 12 months. In accordance with the measures put in place by the French State in the context of the health crisis linked to COVID-19, the Company has decided to extend the grace period until September 2022. The amendment was signed on May 5, 2021 and stipulates that the capital repayment will be spread over four years starting in September 2022 with a revised annual interest rate of 0.55%.

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These funds obtained in the form of PGE will be used primarily for the Company's operating activities and the development of Phase III clinical study of lanifibranor for the treatment of NASH.

At June 30, 2021, these loans do not impose any financial commitments on the Company (see note 6.1 ”Commitments related to operational activities”).

Inventiva’s loans and debt maturity profile at June 30, 2021 is as follows:

June 30, 2021	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
In thousands of euros
Bank borrowings	-	4,347	5,003	628
Other loans and similar borrowings(1)	7	90	-	-
Lease liabilities	7	11	-	-
Total loans and similar borrowings	14	4,448	5,003	628

 (1) Including accrued interests payable on loans.

2.1.3.	Financing from CIR research tax credits

Thanks to its status as a European SME, the Company receives payment for research tax credits granted in the previous period. Consequently, cash proceeds from research tax credits in a given period correspond to the amount of credits calculated on eligible expenditure for the previous period.

In the first half of 2021, the Company received the settlement of 2020 CIR of €4.2 million and CIR corrective claims for additional reimbursements with regard to the years from 2016 to 2019 for €3.8 million (see notes 1.2 “Significant events in first-half 2021” and 4.5 “Trade receivables and other current assets”).

Research tax credits during the six months ended June 30, 2021 and June 30, 2020 were as follows:

In thousands of euros	First-half 2021	First-half 2020
Income statement impact of CIR research tax credits	1,849	1,597
Cash flow impact of CIR research tax credits	7,957	8,424

At June 30, 2020, the income statement impact of research tax credits included €1.8 million in research tax credits granted with respect to first-half 2021. An increase of €0.3 million compared to the first-half 2020 is primarily attributable to the increase in research and development expenses incurred by the Company.

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2.2.	Cash flow analysis

The following table analyzes the Company’s cash flow for first-half 2021 and first-half 2020:

Cash flow	First-half 2021	First-half 2020
In thousands of euros
Net cash used in operating activities	(19,792)	(7,172)
Net cash used in investing activities	4,740	(1,002)
Net cash from (used in) financing activities	31	24,607
Exchange gains / losses	2,967	-
Net increase (decrease) in cash and cash equivalents	(12,054)	16,433

In first-half 2021 and first-half 2020, the main financing needs of the Company were as follow:

-	its operating activities, including its working capital requirements: net cash used in operating activities in first-half 2021 and first-half 2020 amounted to €19.8 million and €7.2 million, respectively. This is mainly attributable to research and development expenses, which amount to €19.1 million and €12.6 million for the first semesters of 2021 and 2020, respectively (see note 1.5.2 “Operating expenses”). To a lesser extent, they are also linked to the increase in general and administrative expenses resulting from the double listing of the Company.

In first-half 2021 and first-half 2020, the main sources of the Company were as follow:

-	its investing activities: net cash used in investing activities in first-half 2021 amounted to €4.7 million following the unwinding of short-term deposit accounts in foreign currency; and
-	its financing activities: net cash from and used in financing activities amounted to €24.6 million in first-half 2020 following (i) the €14.7 million capital increase by private placement carried out in February 2020 and (ii) the three loans obtained by the Company for a total of €10 million in the form of a State Guaranteed Loan (PGE) which are guaranteed by the French State.

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2.2.1.	Cash flow linked to operating activities

In thousands of euros	First-half 2021	First-half 2020

Net loss for the period	(23,136)	(15,659)
Elimination of non-cash and non-operating
income and expenses
Depreciation, amortization and provisions	534	667
Deferred and current taxes	22	-
Tax credits	(2,455)	(1,597)
Cost of net debt	82	18
IFRS 2 expense	623	553
Unrealized foreign exchange losses/(gains)	(1,529)	-
Change in fair value through profit or loss	651	-
Other	605	41
Cash flows used in operations before tax, interest and changes in working capital	(24,603)	(15,977)
(Increase) decrease in operating and other receivables	(73)	(405)
Increase (decrease) in operating and other payables	909	1,378
(Increase) decrease in inventories	(114)	38
Tax credit received	7,957	8,424
Other	(3,868)	(630)
Tax, interest and changes in operating working capital	4,811	8,805
Net cash used in operating activities	(19,792)	(7,172)

Cash flow used in operating activities increased by €12.6 million in comparison with the first-half 2020.

This increase in the cash requirement is mainly attributable to:

-	the €9.0 million increase in operating expenses compared with first-half 2020, mainly linked to the increase in research and development costs related to the development of Phase III clinical study of lanifibranor for the treatment of NASH; and
-	€4.0 million decrease in the change in working capital related to operations, mainly due to changes in other current assets over the periods concerned.

22

2.2.2.	Cash flow linked to investing activities

Cash flow used in investing activities over the periods presented was as follows:

In thousands of euros	First-half 2021	First-half 2020
Purchases of property, plant and equipment and intangible assets	(158)	-
Disposals of property, plant and equipment and intangible assets	54	-
(Increase)/decrease in current term accounts	5,893
Net change in other non-current financial assets	(1,048)	(1,002)
Net cash used in investing activities	4,740	(1,002)

The increase of net cash used in investing activities amounted to €5.7 million in first-half 2021 and is mainly attributable to the unwinding of short-term deposit accounts in foreign currency for a total amount of €5.9 million (excluding exchange effects).

2.2.3.	Cash flow linked to financing activities

In thousands of euros	First-half 2021	First-half 2020
Capital increase	49	14,694
Subscription of borrowings	-	9,979
Repayment of debt	(13)	(48)
Repayment of lease liabilities	(5)	(18)
Net cash from (used in) financing activities	31	24,607

In first-half of 2021, net cash flows from financing operations amounted to €31 thousand, compared to €24.6 million in first-half 2020. This was attributable to the financing operations on the first semester of 2020:

-	the €14.7 million capital increase by private placement carried out in February 2020; and
-	the three loans for a total amount of €10 million obtained from a syndicate of French banks, in the form of loans guaranteed by the French State in 2020.

2.3.	Anticipated sources of funds

Cash and cash equivalents amounted to €93.6 million at June 30, 2021.

The Company will use the following sources of financing to fund its future operations:

-	the potential milestone payments under its partnership with AbbVie;
-	the capital increases; and
-	the research tax credits.

Net cash and cash equivalents at June 30, 2021, which is the primary source of financing for the Company, should allow the Company to finance its activities through the third semester 2022.

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3.	Unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of financial position

(in thousands of euros)

		June 30,	Dec. 31, 2020
	Notes	2021
Intangible assets	4.1	827	935
Property, plant and equipment	4.2	3,116	3,282
Other non-current assets	4.3	3,443	1,706
Total non-current assets		7,385	5,923
Inventories	4.4	434	320
Trade receivables	4.5	7	48
Tax receivables	4.5	2,920	9,028
Other current assets	4.5	12,835	17,914
Cash and cash equivalents	4.6	93,633	105,687
Total current assets		109,828	132,997
Total assets		117,213	138,920

Share capital	4.7	387	386
Premiums related to share capital		139,668	139,668
Reserves		(28,393)	4,777
Translation reserve		(5)	–
Net loss for the period		(23,136)	(33,619)
Shareholders’ equity	4.7	88,520	111,211
Long-term debt	4.8	10,079	10,037
Long-term provisions	4.9	2,377	2,377
Provisions for retirement benefit obligations	4.10	1,367	1,385
Total non-current liabilities		13,824	13,800
Short-term debt	4.8	14	18
Trade payables	4.11	10,185	6,923
Short-term provisions	4.9	164	130
Other current liabilities	4.11	4,507	6,838
Total current liabilities		14,869	13,908
Total equity and liabilities		117,213	138,920

The accompanying notes form an integral part of these financial statements

24

Unaudited interim condensed consolidated statement of income (loss)

(in thousands of euros)

		First-half ended		Second quarter ended
	Notes	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue	5.1	139	161	65	74
Other income	5.1	2,009	1,607	1,857	749
Research and development costs	5.2	(19,109)	(12,574)	(11,912)	(6,515)
Marketing – Business development expenses	5.2	(258)	(123)	(121)	(58)
General and administrative expenses	5.2	(5,779)	(3,383)	(3,041)	(1,837)
Other operating income (expenses)	5.3	(607)	(1,354)	(512)	(1,273)
Net operating loss		(23,605)	(15,665)	(13,664)	(8,860)
Financial income	5.4	2,978	48	1,581	28
Financial expenses	5.4	(2,154)	(41)	(2,192)	(28)
Net financial income		824	6	(611)	(1)
Income tax	5.5	(355)	-	(21)	-
Net loss for the period		(23,136)	(15,659)	(14,296)	(8,861)

Basic/diluted loss per share (euros/share)		(0.60)	(0.40)	(0.37)	(0.23)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	5.6	38,677,187	38,677,187	38,677,187	38,677,187

The accompanying notes form an integral part of these financial statements

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Unaudited interim condensed consolidated statement of comprehensive income (loss)

(in thousands of euros)

	First-half		Second quarter
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net loss for the period	(23,136)	(15,659)	(14,296)	(8,861)
Items recycled to income	(5)	-	(5)	-
Exchange difference on translation of foreign operations	(5)	-	-	-
Items not recycled to income	117	17	117	17
Actuarial gains and losses on retirement benefit obligations (IAS 19)	117	17	117	17
Total comprehensive loss	(23,023)	(15,642)	(14,184)	(8,844)

The accompanying notes form an integral part of these financial statements

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Unaudited interim condensed consolidated statement of changes in shareholders’ equity

(in thousands of euros)

	Notes	Share capital	Premiums related to share capital	Net income (loss) for the period	Translation reserves	Reserves	Shareholders’ equity
At Jan. 1, 2021		386	139,668	(33,619)	-	4,777	111,211
Net income (loss) for the period		-	-	(23,136)	-	-	(23,136)
Other comprehensive income (loss)		-	-	-	(5)	117	112
Total comprehensive income (loss)		-	-	(23,136)	(5)	117	(23,023)
Appropriation of 2020 net income (loss)		-	-	33,619	-	(33,619)	-
Exercise of BSAs/BSPCEs and AGAs	4.7	0	-	-		0	0
					-
Share-based payments	4.7	-	-	-	-	623	623
Subscription premiums related to BSAs		-	-	-	-	49	49
Treasury shares		-	-	-	-	(339)	(339)
At June 30, 2021		387	139,668	(23,136)	(5)	(28,393)	88,520

	Notes	Share capital	Premiums related to share capital	Net income (loss) for the period	Translation reserves	Reserves	Shareholders’ equity
At Jan. 1, 2020		268	86,012	(30,218)	-	(14,670)	41,392
Net income (loss) for the period		-	-	(15,659)	-	-	(15,659)
Actuarial gains and losses net of deferred tax		-	-	-	-	17	17
Changes in fair value net of deferred tax		-	-	-	-	-	-
Total comprehensive income (loss)		268	86,012	(45,877)	-	(14,653)	25,750
Appropriation of 2019 net income (loss)		-	-	30,218	-	(30,218)	-
Issue of ordinary shares		38	14,962	-	-	-	15,000
Transaction costs			(320)	-	-	-	(320)
Exercise of BSAs/BSPCEs and AGAs	4.7	3	(3)	-	-	-	-
					-
Share-based payments	4.7	-	-	-	-	553	553
Share warrants		-	-	-	-	13	13
Appropriation of the issue premium	4.7	-	(48,000)	-	-	48,000	-
Treasury shares		-	-	-	-	735	735
At June 30, 2020		309	52,652	(15,659)	-	4,430	41,731

The accompanying notes form an integral part of these financial statements

27

Unaudited interim condensed consolidated statement of cash flows

(in thousands of euros)

	First-half 2021	First-half 2020
Net loss for the period	(23,136)	(15,659)
Elimination of non-cash and non-operating income and expenses
Depreciation, amortization and provisions	534	667
Deferred and current taxes	22	-
Tax credits	(2,455)	(1,597)
Cost of net debt	82	18
IFRS 2 expense	623	553
Exchange gains / losses	(1,529)
Fair value variation through profit and loss	651
Other	605	41
Cash flows used in operations before tax, interest and changes in working capital	(24,603)	(15,977)
(Increase) decrease in operating and other receivables	(73)	(405)
Increase (decrease) in operating and other payables	909	1,378
(Increase) decrease in inventories	(114)	38
Tax credit received	7,957	8,424
Other	(3,868)	(630)
Tax, interest and changes in operating working capital	4,811	8,805
Net cash used in operating activities	(19,792)	(7,172)
Purchases of property, plant and equipment and intangible assets	(158)	-
Disposals of property, plant and equipment and intangible assets	54	-
Decrease / (Increase) in short-term deposit accounts	5,893
Net change in other non-current financial assets	(1,048)	(1,002)
Net cash used in investing activities	4,740	(1,002)
Capital increase	49	14,694
Subscription of borrowings	-	9,979
Repayment of debt	(13)	(48)
Repayment of lease liabilities	(5)	(18)
Net cash from (used in) financing activities	31	24,607

Net increase (decrease) in cash and cash equivalents	(15,021)	16,433
Cash and cash equivalents at beginning of period	105,687	35,840
Exchange gains / losses	2,967	-
Cash and cash equivalents at end of period	93,633	52,273

The accompanying notes form an integral part of these financial statements

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Notes to the unaudited interim condensed consolidated financial statements

Note 1. Company information

1.1	Company information

Inventiva is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group designated as “Inventiva” or the “Company”).

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis, or NASH, mucopolysaccharidoses, or MPS, and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs:

-	Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor for the treatment of NASH. The Company initiated the preparations for the pivotal Phase III in the first half of 2021.
-	Odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil, in October 2020. Based on positive feedback from the FDA to advance its lead drug candidate lanifibranor, the Company has decided to focus its clinical efforts on the development of lanifibranor for the treatment of NASH and suspended all MPS-related R&D activities. As a consequence, the Phase I/II SAFE-KIDDS clinical trial evaluating odiparcil in MPS VI children and the Phase IIa extension clinical trial with odiparcil for the treatment of MPS VI patients who completed the prior iMProveS Phase IIa clinical trial has not been initiated in the first half of 2021 as initially planned. The Company will review all available options to optimize the development of its second clinical-stage asset odiparcil for the treatment of MPS VI.
-	In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signaling pathway program.
-	A strategic collaboration with AbbVie Inc. (“AbbVie”) in the area of autoimmune diseases. AbbVie has started the clinical development of Cedirogant (ex-ABBV 157), a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. Following the achievement of clinical proof of concept during Phase Ib clinical trial, AbbVie has decided to move the drug candidate into Phase IIb development in the second half of 2021.

Inventiva’s ordinary shares have been listed on compartment C of the Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (ADSs), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

1.2	Significant events in first-half 2021
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Business

On January 5, 2021, Inventiva announced the design of its Phase III clinical trial with lanifibranor for the treatment of NASH – for the first half of 2021 – and is taking the necessary steps to obtain to obtain accelerated approval in the U.S. and conditional approval in the European Union

See note 1.1 “Company information”

Collaboration in the field of NASH biomarkers with Professor Jérôme Boursier, M.D., Ph.D

On February 25, 2021, the Company announced its collaboration in the field of NASH biomarkers with Professor Jérôme Boursier, M.D., Ph.D, Professor of Medicine at the Faculty of Medicine of Angers University. The objective of the collaboration is to develop one or several biomarkers or a composite biomarker score to identify patients responding to lanifibranor with regards to NASH resolution and fibrosis improvement.

Initiation of Phase IIb of Cedirogant (ex-ABBV 157) announced by AbbVie

On May 5, 2021, following the encouraging results from the Phase Ib clinical study, AbbVie announced the launch of Phase IIb development of the Cedirogant clinical study in the second half of 2021.

In accordance with the terms of the collaboration agreement between Inventiva and AbbVie, the initiation of Phase IIb will generate a milestone to the Company to be received in the second half of 2021.

Ongoing tax dispute

Guarantee given to the tax authorities

On January 6, 2021, following the favorable response of the tax authorities to the request for a stay of payment of the payroll tax for fiscal years 2016 and 2017, the Company entered into a guarantee, in the form of a bank guarantee from Crédit Agricole, in the amount of €1.0 million (see notes 4.9 “Provisions” and 4.11 “Trade payables and other current liabilities”).

Tax audit for payroll taxes for fiscal years 2013 to 2015

On January 25, 2021 the Administrative Court of Dijon informed the Company of the dismissal of the contentious claim regarding the amounts claimed for the fiscal years 2013, 2014 and 2015. Abbott led the defense strategy under the existing agreements and decided not to conduct the appeal procedure with the Administrative Court of Lyon (Tribunal Administratif de Lyon). Furthermore, the Company decided not to conduct the appeal process itself.

On February 10, 2021 the Company requested the payment from Abbott of the €2.0 million corresponding to the maximum amount covered by the indemnity under the Additional Agreement. The entire payment was received during the first quarter of 2021 (see note 8.2 “Other current assets and receivables”).

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million. On June 9, 2021, in accordance with the French tax authorities, the Company paid €1.8 million, corresponding to the amounts due and late payment interest, including €1.3 million by offsetting VAT credit receivables. As a result, the Company made the settlement of €0.5 million (see notes 4.9 “Provisions” and 4.11 “Trade payables and other current liabilities”).

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On August 9, 2021, following this payment, the tax authorities informed the Company of the release of a part of the bank guarantee provided in 2019 and 2020 for an amount of €1.6 million, corresponding to the portion with regard to payroll taxes. Consequently, Crédit Agricole accepts the lifting of the pledge over cash for €1.0 million.

New Long-Term Incentive Plan (“LTI Plan”)

On April 16, 2021, the Board of Directors of the Company approved the allocation of an LTI plan, which is detailed as follows:

•	a total of 600,000 founder share warrants (“BSPCE 2021”) for the benefit of Mr. Frédéric Cren and Mr. Pierre Broqua as corporate officers of the Company
•	a total of 466,000 bonus share awards (“AGA 2021”) to certain Company employees
•	a total of 50,000 share warrants (“BSA 2021”) for the benefit of ISLS Consulting and David Nikodem, service providers of the Company

At the date of these financial statements, the impact relating to the application of IFRS 2 - Share-based payment on the Company's financial statements is being assessed. These new plans are described in section 4.7 “Shareholders’ equity”.

Bank financing and cash flow

Payments received from the Research Tax Credit (“CIR”)

On June 30, 2021, the Company received the entire 2020 CIR, €4.2 million and CIR correcting request for financial year 2016 to 2019, as requested by the Company, following the decision of the Council of State of July 2020 ruling on the eligibility of subcontracting expenses for a total amount of €3.8 million.

Settlement of three foreign currency forward contracts for a total amount of $60 millions

The three short-term deposit contracts for a total amount of $60 million initiated by the Company in 2020 to protect the activity against exchange rate fluctuation between the euro and the US dollar see note 6.2 “Commitments related to financing activities”) has been settled at May 14, 2021.

Creation of Inventiva U.S. subsidiary, Inventiva Inc.

Inventiva Inc. was incorporated in the state of New Jersey on January 5, 2021. Inventiva owns 100% of the stock of its U.S. affiliate. Inventiva Inc. will act as service provider for its parent company in the United States, including in connection with the Phase III clinical trial for lanifibranor, for which preparations have been initiated in the first half of 2021. The affiliate started its operations at the end of the first quarter of 2021 with the recruitment of its first employees and in particular the Chief Medical Officer (“CMO”), employee of Inventiva Inc. since April 2021.

As of March 31, 2021, the Company’s financial statements were supplemented for the first time, by consolidation of the 100% held U.S. subsidiary.

Impact of the COVID-19 pandemic

As of the date of issuance of these unaudited interim condensed consolidated financial statements, the Covid-19 pandemic did not impact significantly the Company’s business activities, financial position and operating results.

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At the date of issuance of these unaudited interim condensed consolidated financial statements, the Company was not aware of any specific events or circumstances that would require it to update its estimates, assumptions and judgments or to revise the carrying amounts of its assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the unaudited interim financial statements as soon as the Company becomes aware of the new events or the additional information. Actual results may differ from the estimates and any differences may be material for the financial statements.

Note 2. Basis of preparation for the consolidated financial statements

2.1.	Basis of preparation for the consolidated financial statements

Following the creation of the subsidiary Inventiva Inc. in January 2021 (see note 1.2 “Significant events in the first semester of 2021”), the Company prepared for the first time the consolidated financial statements for its first quarter closing as of March 31, 2021.

The Company has prepared these unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

These unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the six months and three months ended June 30, 2021 and 2020 were approved by the Board of Directors of the Company on September 16, 2021.

2.2.	Statement of compliance

These unaudited interim condensed consolidated financial statements were prepared in compliance with International Accounting Standards (IAS) 34—Interim Financial Reporting, which provides for the presentation of selected explanatory notes. The accompanying notes do not contain all the disclosures required for annual financial statements and should therefore be read in conjunction with the Company’s financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2020.

For more details on the scope and the basis of consolidation, see note 2.3 “Scope and method of consolidation” below.

IFRS basis adopted

The accounting policies applied by the Company in the preparation of the unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2021 are identical to those used in the annual financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2020, with the exception of specific provisions for the preparation of unaudited interim condensed consolidated financial statements as described below.

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Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2021

The application of standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2021 had no significant impact on the Company’s financial statements as of June 30, 2021. They primarily concern:

-	Amendments to IFRS 9, IAS 39 and IFRS 7, IFRS 4 and IFRS 16 related to interest rate benchmark reform – Phase 2

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

No standards, amendments to existing standards or interpretations had been published but were not yet applicable as of June 30, 2021, that may have significant impact on the Company’s financial statements.

2.3.	Scope and method of consolidation

•	Accounting policy

In accordance with IFRS 10 Consolidated Financial Statements, an entity (subsidiary) is consolidated when it is controlled by the company (the parent).

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date the control ceases.

All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries are consistent with the policies adopted by the parent.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income (loss), statement of comprehensive income (loss), statement of changes in shareholders’ equity and statement of financial position respectively.

•	Consolidated entities

As of June 30, 2021, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its subsidiary 100% owned, Inventiva Inc., for which no non-controlling interest is recognized.

	Date of incorporation	Percent of Ownership Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

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The table below shows the impact of the consolidated entities as of June 30, 2021 in the consolidated financial statements:

June 30, 2021 – Thousands of euros	Inventiva S.A	Inventiva Inc.	Inventiva consolidated
Net income (loss)	(23,152)	16	(23,136)
Total assets	116,961	252	117,213
Shareholders’ equity	88,504	16	88,520

2.4	Foreign currency translation

•	Functional and presentation currency

The Company’s consolidated financial statements are presented in euros, which is also the functional currency of the parent company, INVENTIVA S.A. The functional currency of INVENTIVA Inc. is the U.S. dollar. All amounts presented in these notes to the financial statements are denominated in euros unless otherwise stated.

•	Translation of financial statements into presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.
•	Income and expenses for each statement of income (loss) and statement of comprehensive income (loss) are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rate fluctuate significantly.), and
•	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	As of June 30, 2021
Average exchange rate for the period	1.21
Exchange rate at period end	1.19

Note 3. Accounting principles

3.1.	Use of estimates and judgment

The preparation of financial statements requires management to make judgments and estimates and apply assumptions that can affect the carrying amounts of assets, liabilities, income and expenses, as well as the information presented in the accompanying notes. Actual reported values may differ from the accounting estimates made.

The material judgments and main estimates used by management when applying the Company’s accounting policies in the preparation of these unaudited interim condensed consolidated financial statements are identical to those described in the annual financial statements prepared in accordance with IFRS for the year ended December 31, 2020.

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The COVID-19 pandemic has not led to any material changes in the estimates or judgements made by management in the preparation of the Company’s unaudited interim condensed consolidated financial statements.

3.2.	Fair value measurement

Financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Unobservable inputs for the asset or liability.

As of June 30, 2021, the Company has no assets and liabilities measured at fair value. The table below presents the financial assets and liabilities of the Company measured at fair value at December 31, 2020:

At June 30, 2020 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Foreign currency forwards (1)	-	1,791	-
Total assets	-	1,791	-
Foreign currency forwards	-	-	-
Total liabilities	-	-	-

(1)	The valuation of the instrument is estimated based on observable market parameters. The instrument is not directly listed on a market.

3.3.	Specific disclosure requirements for unaudited interim financial statements

Seasonality of operations

The Company’s operations are not subject to material seasonal fluctuations.

Income tax

Income tax is recognized in the financial statements for each interim period. The amount corresponds to a best estimate calculated by applying the expected weighted average tax rate for the entire year.

The income tax amount recorded as due for an interim period may have to be adjusted in the subsequent interim period of the same year if the estimated annual average tax rate changes.

3.4.	Going concern
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From inception, the Company has financed its growth through successive capital increases and its initial agreement with Abbott which ended in 2017. The Company does not generate revenue and continues to pursue its research and development of its product candidates.

As of June 30, 2021, the cash and cash equivalents of the Company amounted to €93.6 million and allowed to finance the Company's activities through the third quarter of 2022 (as published on May 12, 2021 in the press release of the financial results for the first half of 2021). The Company believes that it will not be exposed to a liquidity risk in the next twelve months. Therefore, the financial statements have been prepared assuming that the Company will continue as a going concern and will continue in operation for the foreseeable future.

The Company will need to continue to rely on additional financing to achieve its business objectives, through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

Note 4. Notes to the consolidated balance sheet

4.1	Intangible assets

In thousands of euros	June 30, 2021	Dec. 31, 2020
Intangible assets, gross	3,674	3,674
Amortization and impairment	(2,848)	(2,739)
Intangible assets, net	827	935

Charges during the period mainly correspond to amortization charges of €108 thousand by semester.

4.2	Property, plant and equipment

In thousands of euros	June 30,	Dec. 31, 2020
	2021
Property, plant and equipment, gross	9,902	9,810
Depreciation and impairment	(6,786)	(6,528)
Property, plant and equipment, net	3,116	3,282

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4.3	Other non-current assets

In thousands of euros	June 30,	Dec. 31, 2020
	2021
Short-term deposit accounts	2,746	1,698
Security deposits	8	8
Advance payments – non-current	689	-
Other non-current assets	3,443	1,706

As of June 30, 2021, short-term deposit accounts are increased by €1.0 million corresponding to a guarantee to the tax authorities following the request for a stay of payment of the payroll tax for fiscal years 2016 and 2017 (see notes 4.9 “Provisions” and 4.11 “Trade payables and other current liabilities”).

As of June 30, 2021, advance payments to suppliers – non-current amounted to €689 thousand corresponding to the advance paid under the contract CRO with PRA (see note 6.2 “Commitments relating to financing activities”).

4.4	Inventories

In thousands of euros	June 30,	Dec. 31, 2020
	2021
Laboratory inventories	467	353
Inventories write-down	(33)	(33)
Inventories	434	320

4.5	Trade receivables and other current assets

Trade receivables

Trade receivables break down as follows:

In thousands of euros	June 30,	Dec. 31, 2020
	2021
3 months or less	7	48
Between 3 and 6 months	–	–
Between 6 and 12 months	–	–
More than 12 months	–	–
Trade receivables	7	48

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The average payment period is 30 days.

Other current assets

In thousands of euros	June 30,	Dec. 31, 2020
	2021
CIR research tax credit	2,904	9,012
Other	16	16
Tax receivables	2,920	9,028
Prepaid expenses	10,169	3,313
Short-term deposit accounts	–	7,336
Current accrued income	104	2,000
Foreign currency forwards - Assets	–	1,791
Liquidity agreement - Cash	689	1,029
Sales tax receivable	1,603	1,625
Other receivables	269	821
Other current assets	12,835	17,914
Other current assets and receivables	15,755	26,942

As of June 30, 2021, tax receivables mainly correspond to research tax credits receivable for 2021 amounted to €1.5 million. The decrease of tax receivables compared with December 31, 2020 is due to the settlement of 2020 CIR of €4.2 million and CIR corrective claims for additional reimbursements with regard to the years from 2016 to 2019 for €3.8 million (see note 1.2 “Significant events in the first semester of 2021”).

Prepaid expenses are mainly composed of study costs incurred under the CRO contracts (see note 6.1 “Commitments relating to operational activities”), even less so, computer maintenance and research equipment costs, patent annuity costs and insurance contributions for the third quarter of 2021.

As of December 31, 2020, short-term deposit accounts corresponded to short-term deposit accounts in U.S. dollars contracted with Société Générale and Crédit Agricole. Following the unwinding of these short-term deposit accounts in the first half of 2021, cash has been transferred to bank accounts, presented under "cash and cash equivalents".

As of December 31, 2020, current accrued income corresponded entirely to receivables from the Abbott group recorded following the tax audit for fiscal years 2013, 2014, 2015. The settlement for an amount of €2.0 million was received during the first quarter of 2021 (see notes 1.2 “Significant events in the first semester of 2021” and 4.9 “Provisions”).

As of December 31, 2020, foreign currency forwards correspond to the fair value of the contract that has been subscribed by the Company with Société Générale and Crédit Agricole to protect the value of investments in U.S. dollars against fluctuations in the exchange rate between the euro and the U.S. dollars up to $60 million. These contracts have expired on May 14, 2021. (see notes 1.2 “Significant events in the first semester of 2021” and 6.2 “Commitments related to financing activities”).

4.6	Cash and cash equivalents

Net cash and cash equivalents	June 30, 2021	Dec. 31, 2020
In thousands of euros
Other cash equivalents(1)	10,955	12,001
Cash at bank and at hand	82,678	93,686
Cash and cash equivalents	93,633	105,687
(1)	Other cash equivalents correspond to bank deposit accounts at Crédit Agricole and Société Générale.

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4.7	Shareholders’ equity

Share capital

The share capital is set at €387 thousand at June 30, 2021 divided into 38,659,361 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Share capital variation during the first semester of 2021 are described in the table below:

In euros, apart from number of shares

Date	Nature of the transactions	Share capital	Premiums related to share capital	Number of shares	Nominal value
Balance at Dec. 31, 2020		386,302	139,667,603	38,630,261	0.01
June 28, 2019	Capital increase by issuance of ordinary share – AGA acquisition by employees (AGA 2019-1)	291	-	29,100	0.01
Balance at June 30, 2020		386,593	139,667,603	38,659,361	0.01

The increase is related to the definitive vesting of 29,100 AGA 2019-1 bonus share award plan on June 28, 2021.

Movements related to BSA share warrants plans and AGA bonus shares award plans are described in notes 4.7 “Shareholders’ equity”

Liquidity agreement

On January 19, 2018, the Company entered into a new liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF, for a period of 12 months renewable by tacit agreement. Under the terms of the agreement, the investment services provider (ISP) is authorized to buy and sell Inventiva treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

The liquidity agreement with Kepler Cheuvreux was extended for a new period of 12 months from January 1, 2021.

At June 30, 2020, treasury shares acquired by Inventiva through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the second quarter of 2021, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

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Options and share warrants

Share-based payments correspond to:

-	BSPCE founder share warrants granted to Company employees in 2013 and 2015;
-	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.534;
-	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18;
-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, and Jérémy Goldberg, a member of PG Healthcare LLC, both service providers of Inventiva, with a subscription price set at €0.29; and
-	BSA share warrants granted in 2021 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €2.45.

BSA and BSPCE plan characteristics

At January 1, 2021, 88 BSPCE share warrants were outstanding. Each BSPCE share warrant corresponds to 100 shares. They are exercisable until December 31, 2023, after which date, they will be forfeited.

During the first semester 2021, 600,000 new BSPCE share warrants were granted. Each BSPCE share warrant corresponds to 1 share. They are exercisable until March 31, 2034, after which date, they will be forfeited. The main characteristics of the plan are described in the following table:

BSPCE 2021
Decision of issuance by the Board of Directors	04/16/2021
Grant date	04/16/2021
Beneficiary	Directors (Frederic Cren and Pierre Broqua)
Number of BSPCE granted	600,000
Expiration date	03/31/2034
Number of shares per BSPCE	1
Subscription price (€)	0
Exercise price (€)	11.74
Performance condition	Yes
Valuation method used	Black and Scholes
Fair value at grant date (€)	[5.4 – 5.7]
Expected volatility	64%
Average life (years)	5
Risk-free rate	0.60%
Expected dividends	–

At January 1, 2021, five BSA share warrant plans were outstanding: BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis and BSA 2019 ter.

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During the first semester 2021, the new BSA 2021 share warrant plan was granted by the Board at April 16, 2021. The main characteristics of the pan are described in the following table:

BSA 2021
Decision of issuance by the Board of Directors	04/16/2021
Grant date	04/16/2021
Beneficiary	Service providers (ISLS Consulting and David Nikodem)
Vesting period (year)	3
Expiration date	03/31/2024
Number of BSA granted	50,000
Number of shares per BSA	1
Subscription price (€)	2.45
Exercise price (€)	11.74
Performance conditions	Yes
Valuation method used	Black and Scholes
Fair value per BSA at grant date	[3.0 – 3.2]
Expected volatility	64%
Average life (years)	5
Risk free rate	0.60%
Expected dividend	—

The BSPCE and BSA share warrant plans outstanding at January 1, 2021 are described in the note 10.3 “Share warrants plans” of the 2020 annual financial statements.

BSA and BSPCE share warrants movements during the six-months ended June 30, 2020 (in number of shares issuable upon exercise)

Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

Type	Grant date	Exercise price (in euros)	Outstanding at Jan. 1, 2021	Issued	Exercised	Forfeited/ Lapsed	Outstanding at June 30, 2020	Number of exercisable shares

BSPCE – 2013 plan	Dec. 25, 2013	0.59	8,800	-	-	-	8,800	8,800
BSPCE—2021	April 16, 2021	11.74	-	600,000			600,000
	TOTAL BSPCE share warrants		8,800	600,000	-	-	608,800	8,800

BSA – 2017 plan	May 29, 2017	6.67	130,000	-	-	-	130,000	130,000
BSA – 2018 plan	Dec. 14, 2018	6.07	116,000	-	-	-	116,000	77,334
BSA – 2019 plan	June 28, 2019	2.20	10,000	-	-	-	10,000	10,000
BSA – 2019 bis plan	Mar. 9, 2020	3.68	10,000	-	-	-	10,000	10,000
BSA – 2019 ter plan	Mar. 9, 2020	3.68	36,000	-	-	-	36,000	12,000
BSA 2021	April 16, 2021	11.74	-	50,000			50,000
	TOTAL BSA share warrants		302,000	50,000	-	-	352,000	239,334

Total share warrants			310,800	650,000	-	-	960,800	248,134

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At June 30, 2021, a total of 600,088 BSPCE share warrants (or 608,800 shares) and 352,000 BSA share warrants were outstanding, corresponding to an aggregate of 960,800 shares that can be issued during the exercise.

Free share awards

AGA free share award plans

At January 1, 2021, only the bonus share award plan AGA 2019-1 was in effect. The plan is described in the 2020 annual financial statements.

At June 30, 2021, a new bonus share award plan AGA 2021 was granted. The main characteristics are described in the table below:

AGA 2021
Decision of issuance by the Board of Directors	04/16/2021
Grant date	04/16/2021
Beneficiary	Employees
Vesting period (year)	3
Holding period (year)	0
Service condition	Yes
Performance condition	Yes
Number of AGA granted	466,000
Number of shares per AGA	1
Valuation method used	Black and Scholes
Fair value per AGA at grant date	[9.8 – 11.3]
Expected volatility	64%
Average life (years)	3
Risk-free rate	0.60%
Expected dividends	–

Movements in AGA free shares (in number of shares issuable upon exercise)

Type	Grant date	Reference price (in euros)	Outstanding at Jan. 1, 2020	Issued	Exercised	Forfeited/ Lapsed	Outstanding at June 30, 2020	Number of exercisable shares

AGA – 2019-1 plan	June 28, 2019	2.00	29,100	-	29,100	-	-	-
AGA – 2021	April 16, 2021	11.30	-	466,000	-	-	466,000	-

Total AGA free shares			29,100	466,000	29,100	-	466,000	-

At June 30, 2021, a total of 466,000 AGA bonus shares were outstanding.

During the first semester of 2021, the change in AGA bonus shares includes the definitive vesting of 29,100 AGA 2019-1 on June 28, 2021 and 466,000 AGA 2021 granted on April 16, 2021.

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Share-based payments with respect to AGA bonus shares and BSA share warrants totaled €623 thousand at June 30, 2021, in comparison with €553 thousand at June 30, 2020. They are recognized in personnel costs (see note 5.2 “Operating expenses”).

4.8	Financial debt

In thousands of euros	June 30, 2021	Dec. 31, 2020

Bank borrowings	9,979	9,992
Other loans and similar borrowings(1)	97	62
Lease liabilities	18	2
Total debt	10,094	10,055
(1) consist of accrued interests.

Debt mainly corresponds to three loans taken out from a syndicate of French banks, in the form of the loans guaranteed by the French State for a total amount of €10.0 million. These loans were obtained in May 2020 and matured initially in May 2021. In accordance with the provisions put in place by the State in the context of the COVID-19 health crisis, the Company decided to extend the franchise period until September 2022. The amendments provide that repayments will be spread over four years starting September 2022.

The breakdown between long-term and short-term debt as at June 30, 2021 is as follows:

June 30, 2021	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
In thousands of euros
Bank borrowings	-	4,347	5,003	628
Other loans and similar borrowings	7	90	-	-
Lease liabilities	7	11	-	-
Total debt	14	4,448	5,003	628

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as at December 31, 2020.

Dec. 31, 2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
In thousands of euros
Bank borrowings	13	9,979	-	-
Other loans and similar borrowings	3	59	-	-
Lease liabilities	2	-	-	-
Total long-term debt	18	10,037	-	-

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Movements in the period break down as follows:

In thousands of euros
Jan. 1, 2021	10,055
Subscription of lease liabilities	22
Repayment of bank borrowings	(13)
Repayment of lease liabilities	(5)
Capitalized interest	35
June 30, 2021	10,094

4.9	Provisions

In thousands of euros	Jan. 1, 2021	Additions	Reversals	June 30, 2020

CIR 2013-2015	1 497	-	-	1,497
CIR 2017	880	-	-	880
Long-term provisions	2,377		-	2,377
Payroll taxes 2016-2018	130	34	-	164
Short-term provisions	130	34	-	164
Total provisions	2,507	34	-	2,541

Provisions booked at June 30, 2021 relate to the findings of the tax audit on the CIR in respect of the period from January 1, 2013 to December 31, 2017. To a lesser extent, the provisions relate to the potential additional late interest on the payroll taxes in respect of the period from the AMR receipt to June 30, 2021.

Payroll taxes

Context until the year ended December 31, 2020

In 2020, the Company continued to contest the Notice of Recovery (“AMR”) with regard to the payroll tax for fiscal years 2016, 2017 and 2018 for an amount of €1.3 million (including penalties and late payment interest). On June 16, 2020, the Company received a response from the French tax authorities, granting it a concession with respect to the disputed payroll taxes for fiscal year 2018.

On October 30, 2020, the Company received the AMR related to the payroll taxes for the taxable year 2016 and 2017 requesting the payment of €1.2 million (mark-up and delays interests as of December 31, 2019 included). A contentious claim with a request for a suspension of payment was sent by Inventiva on December 8, 2020. The tax authorities responded favorably to the request subject to the constitution of a guarantee in the amount of €1.0 million.

On January 25, 2021, the Company received an unfavorable judgement from the Administrative court of Dijon, rejecting the Company’s request, filed on September 2, 2019, on the cancellation of the tax reassessment related to 2013, 2014 and 2015.

Thus, as of December 31, 2020, considering the ongoing discussions with both the French tax authorities and Abbott:

-	the €1.2 million provision related to payroll tax for fiscal years 2016 and 2017 was reclassified as an accrued liability, as the consequence of the AMR reception.
44

-	the accrued expense and related accrued income recognized in 2018 for €2.0 million remained unchanged

As of December 31, 2020, only potential additional late interests for the period from the AMR receipt to the 2020 closing date remained as a provision, as these interests are not claimed to date by the tax authorities.

Update for the first semester of 2021

On February 11, 2021, the Company received formal notice to pay the amounts due to the French tax authorities under the notice of assessment issued on August 17, 2018 for an amount of €1.9 million.

In the first half of 2021, the Company received the payment from Abbott for an amount of €2.0 million corresponding to the maximum amount covered by compensation under the Additional Agreement (see note 4.5 “Trade receivables and other current assets”).

On June 9, 2021, in accordance with the French tax authorities, the Company paid €1.8 million, corresponding to the amounts due and late payment interest, including €1.3 million by offsetting VAT credit receivables (see note 4.11 “Trade payables and other current liabilities”).

The net impact on the income statement for the first semester 2021 was solely relating to the recognition of additional late interest calculated for the period.

CIR

CIR for fiscal years 2013 to 2015 (covered by the tax audit)

As of December 31, 2020, based on the ongoing discussions and the challenges lodged, the Company reassessed the maximum risk at €1.5 million in respect of the CIR for fiscal years 2013 to 2015, which correspond to the full amount challenged by the French tax authorities. As a consequence, additional provision was recorded in 2020 for €1.2 million.

On January 28, 2021, the Company received the mediator's response granting a relief from the tax reassessment of €0.3 million corresponding to the part of the litigation relating to subcontracting considering that the operations of subcontracting carried out by the Company complied with the conditions set by recent decisions of the Council of State.

The relief was entirely recorded in the Company’s accounts as of December 31, 2020.

CIR for fiscal year 2017

In 2019, the Company had received 81% of the 2017 CIR, in an amount of €3.6 million relative to the €4.5 million initially requested. The Company filed a hierarchical appeal with the Regional Directorate of Public Finances (DRFiP) for the immediate reimbursement of the 2017 CIR part related to sub-contracting expenses, which is still unpaid for an amount of €0.7 million.

As of December 31, 2020, based on the ongoing discussions and the challenges lodged, the Company reassessed the maximum risk at €0.9 million for the fiscal year of 2017, which correspond to the full amount challenged by the French tax authorities. As a consequence, additional provision was recorded in 2020 for €0.7 million.

Update for the first semester of 2021

In the first six months of 2021, the challenge procedure, mainly relating to the CIR for fiscal years 2013 to 2015 covered by the tax audit, was still ongoing and the Company is still awaiting a decision concerning the claims lodged with the French tax authorities. There were no significant developments during the period and the status of the proceedings remained unchanged.

45

As of June 30, 2021, based on the ongoing discussions with the French tax authorities, Inventiva maintained its assessment of the maximum tax adjustment risk in respect of the CIR for fiscal years 2013 to 2015 and 2017 to €2.4 million. No changes were recognized in the statement of income (loss) in the six months ended June 30, 2021.

4.10	Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 – Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

In thousands of euros	June 30, 2021	Dec. 31, 2020

Retirement benefit obligations	1,367	1,385
Total obligation	1,367	1,385

Given the absence of plan assets at June 30, 2021 and December 31, 2020, the total amount of the provision corresponds to the estimated obligation at those dates.

Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

In thousands of euros	June 30, 2021	Dec. 31, 2020

Provision at beginning of period	(1,385)	(1,127)
Expense for the period	(99)	(209)
Actuarial gains or losses recognized in other comprehensive income	117	(49)
Provision at end of period	(1,367)	(1,385)

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Breakdown of expense recognized for the period

In thousands of euros	June 30, 2021	Dec. 31, 2020

Service cost for the period	(113)	(202)
Interest cost for the period	(2)	(8)
Plan curtailments and modifications	-	-
Benefits for the period	16	-
Total	(99)	(209)

4.11	Trade payables and other current liabilities

In thousands of euros	June 30, 2021	Dec. 31, 2020

Trade payables	10,185	6,923
Other current liabilities	4,507	6,838
Trade payables and other current liabilities	14,692	13,761

In the first semester of 2021, the increase in trade payables are explained by the initiation of the Phase III clinical study of lanifibranor for the treatment of NASH.

Trade payables

Trade payables break down as follows:

In thousands of euros	June 30, 2021	Dec. 31, 2020
Due in 30 days	9,989	6,834
Due in 30-60 days	195	89
Due in more than 60 days	-	—
Trade payables	10,185	6,923

No calculations have been made to discount trade payables to present value as payment is due within one year at the end of the reporting period.

Other current liabilities

In thousands of euros	June 30, 2021	Dec. 31, 2020

Employee-related payables	1,168	1,405
Accrued payroll and other employee-related taxes	1,002	1,375
Sales tax payables	741	753
Other accrued taxes and employee-related expenses	170	106
Other miscellaneous payables	1,426	3,198
Other current liabilities	4,507	6,838

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No calculations have been made to discount other current liabilities to present value, as payment is due within one year of the end of the reporting period.

As of June 30, 2021, other miscellaneous payables are mainly composed of an accrued expense for an amount of €1.2 million (mark-up and delays interests included) following receipt of the Notice of Recovery, on October 30, 2020, relating to the payroll tax for the taxable years 2016 and 2017. The decrease of €1.8 million corresponds to the settlement of the amounts due to the French tax authorities under the AMR issued on August 17, 2018, with respect to payroll tax for the period from 2013 to 2015 (see note 1.2 “Significant events in the first semester of 2021”).

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the second quarter of the year.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax and the employer’s contribution to construction investment in France.

4.12	Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category:

In thousands of euros		June 30, 2021
Financial assets	Carrying amount in the balance sheet	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Fair value
Long-term deposit accounts	2,746	2,746	-	-	2,746
Long-term security deposits	8	8	-	-	8
Current accrued income	689	689	-	-	689
Short-term deposit accounts	104	104	-	-	104
Trade receivables	7	7	-	-	7
Other receivables	958	958	-	-	958
Cash and cash equivalents	93,633	93,633	-	-	93,633
Total	98,145	98,145	-	-	98,145

Financial liabilities
Long-term debt	10,079	-	-	10,079	10,079
Short-term debt	14	-	-	14	14
Trade payables	10,185	-	-	10,185	10,185
Other miscellaneous payables	1,426	-	-	1,426	1,426
Total	21,704	-	-	21,704	21,704

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In thousands of euros				Dec. 31, 2020
Financial assets	Carrying amount in the balance sheet	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Fair value
Long-term deposit accounts	1,698	1,698	-	-	1,698
Long-term security deposits	8	8	-	-	8
Current accrued income	2,000	2,000	-	-	2,000
Short-term deposit accounts	7,336	7,336	-	-	7,336
Trade receivables	48	48	-	-	48
Other receivables	1,849	1,849	-	-	1,849
Foreign currency forwards	1,791	-	1,791	-	1,791
Cash and cash equivalents	105,687	105,687	-	-	105,687
Total	120,417	118,626	1,791	-	120,417

Financial liabilities
Long-term debt	10,037		-	10,037	10,037
Short-term debt	18		-	18	18
Trade payables	6,923		-	6,923	6,923
Other miscellaneous payables	3,198		-	3,198	3,198
Total	20,177		-	20,177	20,177

Note 5. Notes to the income statement

5.1	Revenues and other income

For the six months ended June 2021 and 2020

In thousands of euros	First-half 2021	First-half 2020
Revenue	139	161
Total revenue	139	161
Tax credits	1,849	1,597
Subsidies	3	-
Other	156	10
Other operating income	2,009	1,607
Total revenue and other income	2,147	1,768

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For the three months ended June 2021 and 2020

In thousands of euros	Second quarter 2021	Second quarter 2020
Revenue	65	74
Total revenue	65	74
Tax credits	1,799	748
Other	58	-
Other operating income	1,857	749
Total revenue and other income	1,922	823

5.2	Operating expenses

For the six months ended June 2021 and 2020

First-half 2021 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Disposables	(714)	-	-	(714)
Energy and liquids	(304)	-	-	(304)
Patents	(296)	-	-	(296)
Studies	(11,742)	-	-	(11,742)
Maintenance	(459)	-	-	(459)
Fees	(93)	(150)	(1,652)	(1,895)
IT systems	(362)	(5)	(26)	(393)
Support costs (including taxes)	-	-	(452)	(452)
Personnel costs	(4,389)	(100)	(1,736)	(6,225)
Depreciation, amortization and provisions	(375)	-	(79)	(455)
Other operating expenses	(374)	(4)	(1,834)	(2,212)
Total operating expenses	(19,109)	(258)	(5,779)	(25,146)

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First-half 2020 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total

Disposables	(564)	-	-	(564)
Energy and liquids	(280)	-	-	(280)
Patents	(161)	-	-	(161)
Studies	(6,165)	-	-	(6,165)
Maintenance	(362)	-	-	(362)
Fees	(113)	-	(710)	(824)
IT systems	(275)	(4)	(24)	(303)
Support costs (including taxes)	-	-	(235)	(235)
Personnel costs	(3,917)	(109)	(1,515)	(5,541)
Depreciation, amortization and provisions	(425)	-	(91)	(516)
Other operating expenses	(311)	(9)	(808)	(1,128)
Total operating expenses	(12,574)	(123)	(3,383)	(16,079)

For the three months ended June 2021 and 2020

Second quarter 2021 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Disposables	(283)	-	-	(283)
Energy and liquids	(125)	-	-	(125)
Patents	(190)	-	-	(190)
Studies	(8,089)	-	-	(8,089)
Maintenance	(233)	-	-	(233)
Fees	(52)	(67)	(815)	(934)
IT systems	(195)	(2)	(13)	(210)
Support costs (including taxes)	-	-	(280)	(280)
Personnel costs	(2,430)	(52)	(1,023)	(3,504)
Depreciation, amortization and provisions	(188)	-	(39)	(227)
Other operating expenses	(128)	-	(871)	(999)
Total operating expenses	(11,912)	(121)	(3,041)	(15,074)

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Second quarter 2020 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Disposables	(251)	-	-	(251)
Energy and liquids	(115)	-	-	(115)
Patents	(95)	-	-	(95)
Studies	(3 311)	-	-	(3 311)
Maintenance	(169)	-	-	(169)
Fees	(50)	-	(324)	(375)
IT systems	(103)	(1)	(8)	(112)
Support costs (including taxes)	-	-	(152)	(152)
Personnel costs	(2 133)	(54)	(902)	(3 089)
Depreciation, amortization and provisions	(203)	-	(46)	(249)
Other operating expenses	(85)	(3)	(405)	(493)
Total operating expenses	(6 515)	(58)	(1 837)	(8 410)

Personnel costs and headcount

For the six months ended June 2021 and 2020

First-half 2021 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(2,854)	(96)	(1,066)	(4,016)
Payroll taxes	(1,081)	-	(397)	(1,478)
Provisions for retirement benefit obligations	(72)	-	(36)	(108)
Share-based payments	(382)	(4)	(237)	(623)
Total personnel costs	(4,389)	(100)	(1,736)	(6,225)

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First-half 2020 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(2,245)	(99)	(810)	(3,155)
Payroll taxes	(1,223)	4	(514)	(1,732)
Provisions for retirement benefit obligations	(70)	(0)	(30)	(100)
Share-based payments	(379)	(14)	(160)	(553)
Total personnel costs	(3,917)	(109)	(1,515)	(5,541)

The Company had 100 employees at June 30, 2021, in comparison with 86 employees at June 30, 2020.

For the three months ended June 2021 and 2020

Second quarter 2021 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(1,471)	(48)	(578)	(2,097)
Payroll taxes	(548)	-	(201)	(749)
Provisions for retirement benefit obligations	(32)	-	(19)	(52)
Share-based payments	(379)	(4)	(224)	(607)
Total personnel costs	(2,430)	(52)	(1,023)	(3,504)

Second quarter 2020 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(1,161)	(46)	(417)	(1,625)
Payroll taxes	(751)	(1)	(350)	(1,101)
Provisions for retirement benefit obligations	(35)	-	(14)	(49)
Share-based payments	(186)	(7)	(120)	(313)
Total personnel costs	(2,133)	(54)	(902)	(3,089)

5.3	Other operating income and expenses
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Other operating income and expenses break down as follows:

For the six months ended June 2021 and 2020

In thousands of euros	First-half 2021	First-half 2020
Income - Disposals of assets	8	-
Reversal of carryback	333	-
Total other operating income	341	-
Provision for tax risk – payroll taxes	(34)	(47)
IPO costs and follow-on offering costs (1)	(914)	(1,307)
Total other operating expenses	(948)	(1,354)
Other operating income (expenses)	(607)	(1,354)
(1)	Including the costs of insurance charges relating to the Public Offering of Securities Insurance in connection with the Company's IPO on the Nasdaq Global Market in July 2020 for €0.8 million during the first semester 2021.

In the first half of 2021, the impairment of the carry back receivable recorded at December 31, 2020 for €0.3 million is fully reversed. An income tax for the same amount is recognized in the first half of 2021. Consequently, the net impact on the consolidated income statement is nil.

For the three months ended June 2021 and 2020

In thousands of euros	Second quarter 2021	Second quarter 2020
Income - Disposals of assets	8	-
Total other operating income	8	-
Provision for tax risk – payroll taxes	(16)	(29)
IPO costs and follow-on offering costs (1)	(503)	(1,244)
Total other operating expenses	(519)	(1,273)
Other operating income (expenses)	(512)	(1,273)
(1)	Including the costs of insurance charges relating to the Public Offering of Securities Insurance in connection with the Company's IPO on the Nasdaq Global Market in July 2020 for €0.4 million during the second quarter of 2021.

5.4	Financial income and expenses

For the six months ended June 2021 and 2020

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In thousands of euros	First-half 2021	First-half 2020
Income from cash equivalents	11	20
Foreign exchange gains	2,967	27
Total financial income	2,978	48
Interest cost	(48)	(16)
Foreign exchange losses	(1,453)	(22)
Losses on fair value variation	(651)	-
Other financial expenses	(2)	-
Total financial expenses	(2,154)	(41)
Net financial income	824	6

In the first semester of 2021, financial income is mainly related to foreign exchange gains generated by bank accounts in U.S. dollar and can be explained by the appreciation of the U.S. dollar against the euro over the period.

Financial charges mainly include foreign exchange losses due to the unwinding of short-term deposits accounts and the losses on fair value variation following the unwinding of the three foreign currency forward contracts (see note 6.2 “Commitments relating to financing activities”).

For the three months ended June 2021 and 2020

In thousands of euros	Second quarter 2021	Second quarter 2020
Income from cash equivalents	9	10
Gains on fair value variation	1,571	-
Foreign exchange gains	-	17
Total financial income	1,581	28
Interest cost	(22)	(15)
Foreign exchange losses	(2,168)	(12)
Other financial expenses	(1)	(2)
Total financial expenses	(2,192)	(28)
Net financial income	(611)	(1)

5.5	Income tax

The income tax calculation for interim periods is set out in note 3.3 “Specific disclosure requirements for unaudited interim financial statements”

The Company recorded a tax loss in the first semester of 2021. As the recoverability of this tax loss is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, no deferred tax assets were recognized in the financial statements as of June 30, 2021.

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5.6	Basic and diluted loss per share

For the six months ended June 2021 and 2020

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

In euros	First-half 2021	First-half 2020
Net loss for the period	(23,136)	(15,659)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share(1)	38,677,187	38,677,187
Basic/diluted loss per share	(0.60)	(0.40)
(1)	In accordance with IAS 33.19, basic/diluted earnings per share exclude treasury shares held by the Group as of June 30, 2021.

As a loss was recorded in the second quarter of 2021, diluted earnings (loss) per share are the same as basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs and AGAs) are not included as their effects would be anti-dilutive.

For the three months ended June 2021 and 2020

In euros	Second quarter 2021	Second quarter 2020
Net loss for the period	(14,296)	(8,861)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share(1)	38,677,187	38,677,187
Basic/diluted loss per share	(0,37)	(0,23)

Note 6. Other financial information

6.1	Commitments related to operational activities

Commitments given—Financial instruments pledged as collateral

At June 30, 2021, three pledges over cash were in place:

-	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement, and
-	in accordance with the initial undertaking, an additional pledge over cash of €1.0 million was granted by the Company on June 30, 2020, as the dispute to which the guarantee pertains remains unresolved.
-	one pledge over cash of €1.0 million was granted by the Company on January 6, 2021. Following the request for a stay of payment of the payroll tax for fiscal years 2016 and 2017, the Company entered into a guarantee to the tax authorities, in the form of a bank guarantee from Crédit Agricole.

These pledges were granted as part of the surety provided by the Company to the French tax authorities in connection with its tax disputes, in the form of a €3.4 million bank guarantee from Crédit Agricole.

On August 9, 2021, the tax authorities informed the Company of the release of these two cash pledges for an amount of €1.6 million following payment of the amounts due under said tax audits (see note 1.2 “Significant events in the first-half 2021”). Consequently, Crédit Agricole accepts the lifting of the pledge over cash for €1.0 million.

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Commitments given – Contracts CRO and CMO with third parties

-	Contract CRO with Spaulding

In December 2020, the Company entered into an agreement with Spaulding to conduct studies including the evaluation of the effect of multiple oral doses of lanifibranor and the assessment of the electrocardiogram parameters in healthy patients.

Following the amendment signed on April 1, 2021, the Company undertakes to pay for the services rendered by the CRO over the period from the signing of the contract to November 2021, for a total amount of $5.2 million.

As of June 30, 2021, the amount outstanding is $1.3 million.

-	Contract CRO with PRA

In April 2021, as part of the conduct of the Phase III clinical study in NASH, the Company has entered into an agreement, with retroactive effect in January 2021, with Pharmaceutical Research Associates Groupe B.V (PRA), acting as a CRO. The contract aims to support the regulatory approval of the product in adult patients in Europe and in the United States.

The Company undertakes to pay the services rendered (directly and indirectly) by the CRO over the next 7 years for a total budget of €201.2 million.

As of June 30, 2021, the amount remaining to be paid under the contract is €194.0 million.

-	Contract CMO with fisher Clinical Services

In March 2021, the Company entered into an agreement with Fisher Clinical Services to perform product packaging and distribution services for large-scale clinical studies, including Phase III studies in 25 countries around the world (including 300 clinical centers).

The Company undertakes to pay for the services rendered by the CMO over the next 7 years for a total amount of €15.0 million.

As of June 30, 2021, the full amount remains due.

Commitments received— Agreements concerning the provision of facilities

•	Agreement with Novolyze

On October 13, 2015, the Company signed a contract to make its premises and facilities available to Novolyze for a 36-month period beginning October 19, 2015. Pursuant to an amendment signed on October 19, 2016, the monthly rent was increased to €5 thousand as from November 1, 2017, with an annual rate of increase of 2%. Therefore, in the first semester of 2021, the total commitment received amounted to €36 thousand and commitments relating to future payments amounted to €22 thousand.

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•	Agreement with Genoway

On November 4, 2015, the Company signed a contract to make its premises and facilities available to Genoway for a three-year period beginning December 1, 2015. On July 1, 2017, the contract was amended and extended through June 30, 2019 and then renewable by tacit agreement for a period of three years, putting the next expiry date at June 30, 2022. The contract is no longer renewable for the period 2022 and has expire on June 9, 2021. The monthly rent was increased to €15 thousand as from December 1, 2017. Therefore, at June 30, 2021, the total commitment received amounted to €82 thousand.

•	Agreement with Synthecob

On March 21, 2016, the Company signed a contract to make its research equipment and services available to the company Synthecob for a two-year period beginning April 1, 2016. Pursuant to successive amendments, the monthly rent was increased to €2.7 thousand as from September 1, 2018. This contract will settle at March 30, 2022 after termination. Therefore, in the first semester of 2021, the total commitment received amounted to €17 thousand and commitments relating to future payments amounted to €25 thousand.

6.2.	Commitments related to financing activities

At December 31, 2020, the Company completed three foreign currency forward contracts for a total amount of USD 60 million to protect its activity against exchange rate fluctuations between the euro and the dollar. As of June 30, 2021, the three short-term deposit accounts contracts have been completed. The unwinding of these contracts induced the following impact on the unaudited interim consolidated financial statements:

-	A decrease of other non-current assets by €1.8 million between December 31, 2020 and June 30, 2021 corresponding to the fair value of the contracts (see note 4.5 “Trade receivables and other current assets”)
-	A treasury gain of €1.1 million resulting from the favorable position of the contracts at maturity date.
-	A net expense of €0.7 million related to the fair value variation following the unwinding of the three short-term deposits contracts (see note 5.4 “Financial income and expenses”).

6.3.	Related-party transactions

No new material transactions were concluded with related parties of the Company during the first semester of 2021.

6.4	Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

The credit risk factor is the same as those described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2020, with the exception of the foreign exchange risk and liquidity risk described below.

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Foreign exchange risk

On July 15, 2020, the Company closed its initial public offering on the Nasdaq Global Market for aggregate gross proceeds of USD 107.7 million. The nature of the company exposure to the foreign exchange risk has changed as a significant part of its liquidity are denominated in US dollars.

The Company decided not to immediately convert the entire cash obtained through the capital increase into euros, as some of that cash will be used to cover expenses denominated in US dollars over the coming years. Nevertheless, the Company incurs the majority of its expenses in euros and some of its USD cash resources may therefore have to be converted into euros in order to meet its business needs, thereby exposing the Company to foreign exchange risk.

At June 30, 2021, all the short-term deposits accounts and the foreign currency forward contracts have expired. They have been reclassified as cash and cash equivalents in the balance sheet.

However, the Company has taken the appropriate steps to ensure that hedging instruments can be put in place at any time to protect its activities against exchange rate fluctuations, whenever it deems necessary and in accordance with its investment policy.

The table below shows, at June 30, 2021, the sensitivity analysis of the Company's assets denominated in U.S. Dollar under the reasonable assumption of a variation of 5% based on the exchange rate at the closing date, to which the Company is exposed:

(in thousands of euros)	Fair Value as of June 30, 2021	Impact of a 5% change in fair value
Cash and cash equivalents dominated in US Dollar	25,743	(1,226)

Liquidity risk

Liquidity risk management aims to ensure that the Company disposes of sufficient liquidity and financial resources to be able to meet present and future obligations until the third quarter of 2022.

The Company prepares short-term cash forecasts and annual operating cash flow forecasts as part of its budget procedures.

Prudent liquidity risk management involves maintaining sufficient liquidity, having access to financial resources through appropriate credit facilities and being able to unwind market positions.

The Company’s operations have consumed substantial amounts of cash since inception. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive, lengthy and risky, and the Company expects its research and development expenses to increase substantially in connection with its ongoing activities. Accordingly, the Company will continue to require substantial additional capital to continue its clinical development activities and potentially engage in commercialization activities.

6.5	Events after the reporting date

Implementation of an At-The-Market program in the United States

On August 2, 2021, the Company announced the implementation of an At-The-Market (“ATM”) program allowing the Company to issue and sell, including with unsolicited investors who have expressed an interest, ordinary shares in the form of American Depositary Shares (“ADSs”), each ADS representing one ordinary share of Inventiva, with aggregate gross sales proceeds of up to $100 million (subject to a regulatory limit of 20% dilution and within the limits of the investors' requests expressed in the context of the program), from time to time, pursuant to the terms of a sale agreement with Jefferies LLC, acting as sales agent. The timing of any issuances in the form of ADSs will depend on variety of factors and in particular on investor demand. The ATM program will be effective until August 2, 2024, unless terminated prior to such date in accordance with the sale agreement or the maximum number of ADSs to be sold thereunder has been reached.

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The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its product candidates, and for working capital and general corporate purposes.

The new ordinary shares will be admitted to trading on the regulated market of Euronext in Paris and the issued ADSs will trade on the Nasdaq Global Market.

Release of the payroll tax guarantee for the years 2013 to 2015

On August 9, 2021, following this payment, the tax authorities informed the Company of the release of a part of the bank guarantee that had been provided in 2019 and 2020 for an amount of €1.6 million (see note 1.2 “Significant events in first-half 2021”).

Contract CRO signed with United BioSource LLC

In September 2021, as part of the conduct of the Phase III clinical study for the treatment of NASH, the Company has entered into an agreement, with retroactive effect in April 2021, with United BioSource LLC (UBC), acting as a CRO. The contract aims to outsource the management of pharmacovigilance operations for the NATiV3 clinical study. The Company undertakes to pay the services rendered by the CRO over the period from the effect date to December 2028, for a total amount of $2.9 million.

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